UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2023

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-242048) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2023

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Toshinao Endo
Name:	Toshinao Endo
Title:	Managing Director, Head of Documentation & Corporate Secretary Department, Corporate Administration Division

Consolidated Summary Report

<under Japanese GAAP>

for the fiscal year ended March 31, 2023

May 15, 2023

Company name:	Mitsubishi UFJ Financial Group, Inc.
Stock exchange listings:	Tokyo, Nagoya, New York
Code number:	8306
URL	https://www.mufg.jp/
Representative:	Hironori Kamezawa, President & Group CEO
For inquiry:	Masahisa Takahashi, Managing Director, Head of Financial Accounting and Reporting, Financial Accounting Office, Financial Planning Division
TEL 050-3613-1179
General meeting of shareholders:	June 29, 2023
Dividend payment date:	June 30, 2023
Securities report issuing date:	June 27, 2023
Trading accounts:	Established
Supplemental information for financial statements:	Available
Investor meeting presentation:	Scheduled (for investors and analysts)

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Fiscal Year ended March 31, 2023

(1)	Results of Operations

	( % represents the change from the previous fiscal year)
	Ordinary Income		Ordinary Profits		Profits Attributable to Owners of Parent
	million yen	%	million yen	%	million yen	%
Fiscal year ended
March 31, 2023	9,281,027	52.8	1,020,728	(33.6)	1,116,496	(1.3)
March 31, 2022	6,075,887	0.8	1,537,649	45.9	1,130,840	45.5

(*)	Comprehensive income

                March 31, 2023: 1,158,800 million yen     45.3%                 ;         March 31, 2022: 797,310 million yen     (39.8) %

	Basic earnings per share	Diluted earnings per share	Net Income to Net Assets Attributable to MUFG shareholders	Ordinary Profits to Total Assets	Ordinary Profits to Ordinary Income
	yen	yen	%	%	%
Fiscal year ended
March 31, 2023	90.73	90.41	6.5	0.3	11.0
March 31, 2022	88.45	88.05	6.7	0.4	25.3

(Reference) Income from investment in affiliates (Equity method)

                March 31, 2023: 425,829 million yen                                       ;       March 31, 2022: 441,595 million yen

(2)	Financial Conditions

	Total Assets	Total Net Assets	Equity-to-asset ratio (*)	Total Net Assets per Common Stock
	million yen	million yen	%	yen
As of
March 31, 2023	386,799,477	18,272,857	4.5	1,433.12
March 31, 2022	373,731,910	17,988,245	4.6	1,349.52

(Reference) Shareholders’ equity as of     March 31, 2023: 17,231,291 million yen ;     March 31, 2022: 17,023,773 million yen

(*)   “Equity-to-asset ratio” is computed under the formula shown below

              (Total net assets - Non-controlling interests) / Total assets

(3)   Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at the end of the period
	million yen	million yen	million yen	million yen
Fiscal year ended
March 31, 2023	13,431,773	(10,675,096)	(977,138)	113,630,172
March 31, 2022	9,839,899	(2,202,726)	(1,080,428)	110,763,205

2. Dividends on Common Stock

	Dividends per Share					Total dividends	Dividend payout ratio (Consolidated)	Dividend on net assets ratio (Consolidated)
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen	million yen	%	%
Fiscal year
ended March 31, 2022	—	13.50	—	14.50	28.00	357,188	31.7	2.1
ended March 31, 2023	—	16.00	—	16.00	32.00	389,991	35.3	2.3
ending March 31, 2024 (Forecast)	—	20.50	—	20.50	41.00		37.9

(*)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None

3. Earnings Target for the Fiscal Year ending March 31, 2024 (Consolidated)

MUFG has set an earnings target of 1,300.0 billion yen of profits attributable to owners of parent for the fiscal year ending March 31, 2024. MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its profits attributable to owners of parent instead of a forecast of its performance.

øNotes

(1)	Changes in significant subsidiaries during the period (Changes in specified subsidiaries accompanying change in scope of consolidation): No

(2)	Changes in accounting policies, changes in accounting estimates and restatements

(A) Changes in accounting policies due to revision of accounting standards: Yes

(B) Changes in accounting policies due to reasons other than (A): No

(C) Changes in accounting estimates: No

(D) Restatements: No

(3)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:	March 31, 2023	12,687,710,920 shares
	March 31, 2022	13,281,995,120 shares
(B) Treasury stocks:	March 31, 2023	664,065,483 shares
	March 31, 2022	667,296,084 shares
(C) Average outstanding stocks:	Fiscal year ended March 31, 2023	12,305,714,018 shares
	Fiscal year ended March 31, 2022	12,785,341,295 shares

*This “Consolidated Summary Report” (“Tanshin”) is outside the scope of the external auditor’s audit procedure.

*Notes for using forecasted information etc.

1.

This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may affect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.

The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. We will publish U.S. GAAP financial results in a separate disclosure document when such information becomes available.

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Results of Operations and Financial Condition	2
(1) Analysis of results of operations	2
(2) Analysis of financial condition	3
2. Basic Views on Selection of Accounting Standards	3
3. Consolidated Financial Statements and Notes	4
(1) Consolidated Balance Sheets	4
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	6
(3) Consolidated Statements of Changes in Net Assets	9
(4) Consolidated Statements of Cash Flows	11
Notes to the Consolidated Financial Statements	13
Notes on Going-Concern Assumption
Changes in Accounting Policies
Changes in Presentation of Financial Information
Additional Information
Segment Information
Per Share Information

Supplemental Information:

“Selected Financial Information under Japanese GAAP For the Fiscal Year Ended March 31, 2023”

(*)	The following is the schedule of internet conference and explanation for investors and analysts. You can confirm those contents over the internet.

Internet Conference:	May 15, 2023 (Monday)
Explanation for investors and analysts:	May 17, 2023 (Wednesday)

1

Mitsubishi UFJ Financial Group, Inc.

1. Results of Operations and Financial Condition

(1) Analysis of results of operations

(Results of operations for the fiscal year ended March 31, 2023)

Consolidated gross profits for the fiscal year ended March 31, 2023 increased 539.0 billion yen from the previous fiscal year to 4,503.0 billion yen. This was due to an increase in net interest income resulting from the gains on cancellations of investment trusts, improvement in loan spread, and an increase in earnings from foreign deposits and loans, partially offset by a decrease in net gains on debt securities due to record of losses on sales of foreign bonds during the period of rising interest rate. General and administrative expenses increased 161.4 billion yen from the previous fiscal year to 2,908.7 billion yen, mainly due to the impact of foreign exchange translation. As a result, net operating profits increased 377.5 billion yen from the previous fiscal year to 1,594.2 billion yen.

Total credit costs increased 343.4 billion yen from the previous fiscal year to 674.8 billion yen, mainly due to the recording of valuation losses on loans sold in connection with the transfer shares of MUFG Union Bank, N.A. Other non-recurring losses increased 490.6 billion yen from the previous fiscal year, mainly due to losses related to the accounting treatment in connection with the transfer of MUFG Union Bank, N.A.. As a result, ordinary profits for the fiscal year ended March 31, 2023 decreased 516.9 billion yen from the previous fiscal year to 1,020.7 billion yen. Net extraordinary gains increased 596.9 billion yen from the previous fiscal year, mainly due to a gain of 699.5 billion yen on the sale of shares of MUFG Union Bank, N.A. As a result, profits attributable to owners of parent for the fiscal year ended March 31, 2023 was 1,116.4 billion yen, an decrease of 14.3 billion yen from the previous fiscal year.

(in billions of Japanese yen)	For the fiscal year ended March 31, 2023	For the fiscal year ended March 31, 2022	Increase (Decrease)
Gross profits before credit costs for trust accounts	4,503.0	3,964.0	539.0
General and administrative expenses	2,908.7	2,747.2	161.4
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,594.2	1,216.7	377.5
Total credit costs	(674.8)	(331.4)	(343.4)
Net gains (losses) on equity securities	288.0	332.6	(44.6)
Equity in earnings of equity method investees	425.8	441.5	(15.7)
Other non-recurring gains (losses)	(612.5)	(121.9)	(490.6)
Ordinary profits	1,020.7	1,537.6	(516.9)
Net extraordinary gains (losses)	549.1	(47.7)	596.9
Total taxes	369.6	283.4	86.1
Profits attributable to non-controlling interests	83.8	75.6	8.2
Profits attributable to owners of parent	1,116.4	1,130.8	(14.3)

2

Mitsubishi UFJ Financial Group, Inc.

(2) Analysis of financial condition

Total assets as of March 31, 2023 increased 13,067.5 billion yen from March 31, 2022 to 386,799.4 billion yen, and total net assets as of March 31, 2023 increased 284.6 billion yen from March 31, 2022 to 18,272.8 billion yen. The increase in total net assets was mainly due to an increase of Retained earnings.

With regard to major items of assets, loans and bills discounted as of March 31, 2023 decreased 1,279.9 billion yen from March 31, 2022 to 109,146.2 billion yen and securities as of March 31, 2023 increased 7,186.3 billion yen from March 31, 2022 to 86,746.9 billion yen. With regard to major items of liabilities, deposits as of March 31, 2023 decreased 1,817.7 billion yen from March 31, 2022 to 213,609.5 billion yen.

2. Basic Views on Selection of Accounting Standards

MUFG group, currently adopting Japanese GAAP, is preparing for its future adoption of IFRS by considering the development of its infrastructures and organizations within the group, and the timing of adoption.

3

Mitsubishi UFJ Financial Group, Inc.

3. Consolidated Financial Statements and Notes

(1) Consolidated Balance Sheets

(in millions of yen)	As of March 31, 2022	As of March 31, 2023
Assets:
Cash and due from banks	110,763,205	113,630,172
Call loans and bills bought	872,268	618,223
Receivables under resale agreements	12,308,310	14,000,846
Receivables under securities borrowing transactions	4,517,952	4,549,792
Monetary claims bought	6,466,822	7,325,185
Trading assets	17,704,455	18,013,184
Money held in trust	1,332,492	1,287,020
Securities	79,560,579	86,746,900
Loans and bills discounted	110,426,224	109,146,272
Foreign exchanges	2,300,859	2,300,198
Other assets	14,050,293	15,195,896
Tangible fixed assets	1,236,012	1,220,172
Buildings	304,935	286,879
Land	646,197	629,782
Lease assets	11,422	12,390
Construction in progress	33,273	34,649
Other tangible fixed assets	240,183	256,469
Intangible fixed assets	1,344,225	1,358,124
Software	507,629	555,235
Goodwill	271,353	252,009
Lease assets	1	17
Other intangible fixed assets	565,241	550,862
Net defined benefit assets	1,374,607	1,325,434
Deferred tax assets	213,922	322,021
Customers’ liabilities for acceptances and guarantees	10,481,838	11,005,758
Allowance for credit losses	(1,222,162)	(1,245,727)

Total assets	373,731,910	386,799,477

4

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2022	As of March 31, 2023
Liabilities:
Deposits	215,427,299	213,609,501
Negotiable certificates of deposit	10,938,831	13,632,559
Call money and bills sold	2,429,791	3,449,234
Payables under repurchase agreements	27,619,262	39,982,955
Payables under securities lending transactions	1,072,578	1,171,947
Commercial papers	2,108,531	2,220,723
Trading liabilities	12,397,702	14,716,820
Borrowed money	31,763,332	24,856,340
Foreign exchanges	2,182,400	2,570,412
Short-term bonds payable	1,316,803	1,047,499
Bonds payable	13,257,347	15,708,720
Due to trust accounts	12,811,123	11,689,414
Other liabilities	10,861,695	12,132,972
Reserve for bonuses	136,724	196,850
Reserve for bonuses to directors	1,866	3,639
Reserve for stocks payment	8,437	9,304
Net defined benefit liabilities	86,355	86,445
Reserve for retirement benefits to directors	812	830
Reserve for loyalty award credits	17,113	17,962
Reserve for contingent losses	232,291	164,891
Reserves under special laws	4,656	4,659
Deferred tax liabilities	492,451	157,651
Deferred tax liabilities for land revaluation	94,414	89,525
Acceptances and guarantees	10,481,838	11,005,758

Total liabilities	355,743,665	368,526,620

Net assets:
Capital stock	2,141,513	2,141,513
Capital surplus	770,277	349,661
Retained earnings	11,998,157	12,739,228
Treasury stock	(451,288)	(481,091)

Total shareholders’ equity	14,458,659	14,749,310

Net unrealized gains (losses) on available-for-sale securities	1,615,060	800,955
Net deferred gains (losses) on hedging instruments	(81,145)	(387,079)
Land revaluation excess	140,628	135,526
Foreign currency translation adjustments	734,588	1,792,840
Remeasurements of defined benefit plans	193,865	140,485
Debt value adjustments of foreign subsidiaries and affiliates	(37,883)	(747)

Total accumulated other comprehensive income	2,565,114	2,481,980

Non-controlling interests	964,471	1,041,565

Total net assets	17,988,245	18,272,857

Total liabilities and net assets	373,731,910	386,799,477

5

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

(in millions of yen)	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Ordinary income	6,075,887	9,281,027
Interest income	2,587,445	5,298,944
Interest on loans and bills discounted	1,654,635	2,810,147
Interest and dividends on securities	546,968	1,452,461
Interest on call loans and bills bought	4,724	19,104
Interest on receivables under resale agreements	20,461	111,940
Interest on receivables under securities borrowing transactions	3,029	43,509
Interest on deposits	59,072	364,406
Other interest income	298,551	497,373
Trust fees	144,147	140,637
Fees and commissions	1,729,100	1,883,428
Trading income	232,471	373,347
Other operating income	411,301	631,365
Other ordinary income	971,421	953,304
Gains on loans written-off	88,558	96,569
Others	882,862	856,735
Ordinary expenses	4,538,237	8,260,299
Interest expenses	543,957	2,372,735
Interest on deposits	187,510	887,987
Interest on negotiable certificates of deposit	19,348	283,076
Interest on call money and bills sold	610	3,173
Interest on payables under repurchase agreements	17,906	454,200
Interest on payables under securities lending transactions	8,440	2,193
Interest on commercial papers	3,289	78,041
Interest on borrowed money	9,974	61,677
Interest on short-term bonds payable	104	135
Interest on bonds payable	264,270	355,003
Other interest expenses	32,501	247,246
Fees and commissions	298,450	328,660
Trading expenses	—	284
Other operating expenses	298,166	1,622,838
General and administrative expenses	2,746,840	2,969,325
Other ordinary expenses	650,822	966,453
Provision for allowance for credit losses	225,714	225,416
Others	425,108	741,037

Ordinary profits	1,537,649	1,020,728

6

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Extraordinary gains	159,376	715,667
Gains on disposition of fixed assets	30,226	16,157
Gains on sales of shares of subsidiaries	4,240	699,509
Gains on change in equity	64,919	—
Gains on transfer of businesses	31,021	—
Gains on sales of shares of affiliates	28,968	—
Extraordinary losses	207,168	166,472
Losses on disposition of fixed assets	13,363	17,076
Losses on impairment of fixed assets	174,133	18,167
Provision for reserve for contingent liabilities from financial instruments transactions	14	2
Losses on pension buyout	—	78,111
Losses on sales of shares of affiliates	—	29,401
Losses on change in equity	19,657	23,711

Profits before income taxes	1,489,857	1,569,923

Income taxes-current	413,935	493,256
Refund of income taxes	(22,300)	(56,288)
Income taxes-deferred	(108,224)	(67,361)

Total taxes	283,410	369,607

Profits	1,206,447	1,200,316

Profits attributable to non-controlling interests	75,606	83,820

Profits attributable to owners of parent	1,130,840	1,116,496

7

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

(in millions of yen)	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Profits	1,206,447	1,200,316
Other comprehensive income
Net unrealized gains (losses) on available-for-sale securities	(925,323)	(676,883)
Net deferred gains (losses) on hedging instruments	(217,906)	(315,870)
Land revaluation excess	1	—
Foreign currency translation adjustments	516,390	701,427
Remeasurements of defined benefit plans	32,281	(54,790)
Share of other comprehensive income of associates accounted for using equity method	185,420	304,600

Total other comprehensive income	(409,136)	(41,515)

Comprehensive income	797,310	1,158,800

(Comprehensive income attributable to)
Comprehensive income attributable to owners of parent	717,398	1,038,465
Comprehensive income attributable to non-controlling interests	79,912	120,335

8

Mitsubishi UFJ Financial Group, Inc.

(3) Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2022

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	977,287	11,200,087	(502,794)	13,816,094	2,583,417	131,566
Cumulative effects of changes in accounting policies			(6,617)		(6,617)
Restated balance	2,141,513	977,287	11,193,470	(502,794)	13,809,476	2,583,417	131,566
Changes during the period
Cash dividends			(334,710)		(334,710)
Profits attributable to owners of parent			1,130,840		1,130,840
Repurchase of treasury stock				(158,529)	(158,529)
Disposal of treasury stock		0		5,579	5,580
Retirement of treasury stock		(204,456)		204,456	—
Reversal of land revaluation excess			8,556		8,556
Changes in subsidiaries’ equity		(2,554)			(2,554)
Net changes of items other than shareholders’ equity						(968,357)	(212,712)

Total changes during the period	—	(207,010)	804,687	51,505	649,182	(968,357)	(212,712)

Balance at the end of the period	2,141,513	770,277	11,998,157	(451,288)	14,458,659	1,615,060	(81,145)

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at the beginning of the period	149,183	9,953	163,189	(50,832)	2,986,478	913,684	17,716,257
Cumulative effects of changes in accounting policies						(14)	(6,632)
Restated balance	149,183	9,953	163,189	(50,832)	2,986,478	913,669	17,709,625
Changes during the period
Cash dividends							(334,710)
Profits attributable to owners of parent							1,130,840
Repurchase of treasury stock							(158,529)
Disposal of treasury stock							5,580
Retirement of treasury stock							—
Reversal of land revaluation excess							8,556
Changes in subsidiaries’ equity							(2,554)
Net changes of items other than shareholders’ equity	(8,554)	724,635	30,675	12,949	(421,363)	50,801	(370,562)

Total changes during the period	(8,554)	724,635	30,675	12,949	(421,363)	50,801	278,620

Balance at the end of the period	140,628	734,588	193,865	(37,883)	2,565,114	964,471	17,988,245

9

Mitsubishi UFJ Financial Group, Inc.

For the fiscal year ended March 31, 2023

	(in millions of yen)
	Shareholders’ equity					Accumulated other comprehensive income
	Capital stock	Capital surplus	Retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains (losses) on available- for-sale securities	Net deferred gains (losses) on hedging instruments
Balance at the beginning of the period	2,141,513	770,277	11,998,157	(451,288)	14,458,659	1,615,060	(81,145)
Changes during the period
Cash dividends			(380,528)		(380,528)
Profits attributable to owners of parent			1,116,496		1,116,496
Repurchase of treasury stock				(450,018)	(450,018)
Disposal of treasury stock		0		2,118	2,118
Retirement of treasury stock		(418,097)		418,097	—
Reversal of land revaluation excess			5,102		5,102
Changes in subsidiaries’ equity		1,510			1,510
Change from transaction under common control involving overseas subsidiary		(4,028)			(4,028)
Net changes of items other than shareholders’ equity						(814,104)	(305,933)

Total changes during the period	—	(420,616)	741,070	(29,802)	290,651	(814,104)	(305,933)

Balance at the end of the period	2,141,513	349,661	12,739,228	(481,091)	14,749,310	800,955	(387,079)

	(in millions of yen)
	Accumulated other comprehensive income
	Land revaluation excess	Foreign currency translation adjustments	Remeasurements of defined benefit plans	Debt value adjustments of foreign subsidiaries and affiliates	Total accumulated other comprehensive income	Non- controlling interests	Total net assets
Balance at the beginning of the period	140,628	734,588	193,865	(37,883)	2,565,114	964,471	17,988,245
Changes during the period
Cash dividends							(380,528)
Profits attributable to owners of parent							1,116,496
Repurchase of treasury stock							(450,018)
Disposal of treasury stock							2,118
Retirement of treasury stock							—
Reversal of land revaluation excess							5,102
Changes in subsidiaries’ equity							1,510
Change from transaction under common control involving overseas subsidiary							(4,028)
Net changes of items other than shareholders’ equity	(5,102)	1,058,251	(53,380)	37,136	(83,133)	77,094	(6,039)

Total changes during the period	(5,102)	1,058,251	(53,380)	37,136	(83,133)	77,094	284,612

Balance at the end of the period	135,526	1,792,840	140,485	(747)	2,481,980	1,041,565	18,272,857

10

Mitsubishi UFJ Financial Group, Inc.

(4) Consolidated Statements of Cash Flows

(in millions of yen)	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Cash flows from operating activities:
Profits before income taxes	1,489,857	1,569,923
Depreciation and amortization	345,199	314,708
Impairment losses	174,133	18,167
Amortization of goodwill	18,051	19,928
Equity in losses (gains) of equity method investees	(441,595)	(425,829)
Losses on pension buyout	—	78,111
Increase (decrease) in allowance for credit losses	96,652	(32,780)
Increase (decrease) in reserve for bonuses	15,217	71,053
Increase (decrease) in reserve for bonuses to directors	(18)	1,727
Increase (decrease) in reserve for stocks payment	(2,477)	866
Decrease (increase) in net defined benefit assets	(106,980)	(53,774)
Increase (decrease) in net defined benefit liabilities	645	123
Increase (decrease) in reserve for retirement benefits to directors	(60)	17
Increase (decrease) in reserve for loyalty award credits	(540)	(213)
Increase (decrease) in reserve for contingent losses	47,681	(64,789)
Interest income recognized on statement of income	(2,587,445)	(5,298,944)
Interest expenses recognized on statement of income	543,957	2,372,735
Losses (gains) on securities	(225,395)	481,930
Losses (gains) on money held in trust	21,347	6,088
Foreign exchange losses (gains)	(2,788,581)	(2,255,057)
Losses (gains) on sales of fixed assets	(16,862)	918
Net decrease (increase) in trading assets	3,575,115	(42,347)
Net increase (decrease) in trading liabilities	(2,045,592)	2,219,838
Adjustment of unsettled trading accounts	793,285	(651,611)
Net decrease (increase) in loans and bills discounted	(2,101,763)	(4,211,367)
Net increase (decrease) in deposits	3,015,798	7,118,314
Net increase (decrease) in negotiable certificates of deposit	2,822,861	2,869,240
Net increase (decrease) in borrowed money (excluding subordinated borrowings)	573,366	(6,264,775)
Net decrease (increase) in call loans and bills bought and others	1,110,169	(1,804,036)
Net decrease (increase) in receivables under securities borrowing transactions	(977,957)	153,662
Net increase (decrease) in call money and bills sold and others	2,166,231	12,597,828
Net increase (decrease) in commercial papers	288,342	179,650
Net increase (decrease) in payables under securities lending transactions	227,626	83,926
Net decrease (increase) in foreign exchanges (assets)	(365,896)	(3,533)
Net increase (decrease) in foreign exchanges (liabilities)	75,450	389,405
Net increase (decrease) in short-term bonds payable	273,801	(269,304)
Net increase (decrease) in issuance and redemption of unsubordinated bonds payable	917,007	2,595,987
Net increase (decrease) in due to trust accounts	1,602,553	(1,121,708)
Interest income (cash basis)	2,657,591	4,923,477
Interest expenses (cash basis)	(546,500)	(2,098,922)
Others	(555,008)	440,666

Sub-total	10,089,269	13,909,305

Income taxes	(300,616)	(549,466)
Refund of income taxes	51,246	71,934

Net cash provided by (used in) operating activities	9,839,899	13,431,773

11

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Cash flows from investing activities:
Purchases of securities	(97,893,977)	(103,993,341)
Proceeds from sales of securities	60,280,489	58,441,528
Proceeds from redemption of securities	36,458,516	36,986,139
Payments for increase in money held in trust	(1,165,165)	(1,040,424)
Proceeds from decrease in money held in trust	1,110,030	1,075,874
Purchases of tangible fixed assets	(101,275)	(118,147)
Purchases of intangible fixed assets	(282,728)	(283,478)
Proceeds from sales of tangible fixed assets	82,256	46,360
Proceeds from sales of intangible fixed assets	1,277	180
Payments for transfer of businesses	(724,428)	—
Proceeds from transfer of businesses	33,038	—
Payments for acquisition of subsidiaries’ equity affecting the scope of consolidation	(1,165)	—
Payments for sales of subsidiaries’ equity affecting the scope of consolidation	—	(1,784,755)
Proceeds from sales of subsidiaries’ equity affecting the scope of consolidation	2,813	—
Others	(2,409)	(5,032)

Net cash provided by (used in) investing activities	(2,202,726)	(10,675,096)

Cash flows from financing activities:
Proceeds from subordinated borrowings	—	29,000
Repayments of subordinated borrowings	—	(28,000)
Proceeds from issuance of subordinated bonds payable and bonds with warrants	226,091	670,246
Payments for redemption of subordinated bonds payable and bonds with warrants	(789,480)	(787,754)
Proceeds from issuance of common stock to non-controlling shareholders	3,569	227
Dividends paid by MUFG	(334,619)	(380,447)
Dividends paid by subsidiaries to non-controlling shareholders	(32,622)	(32,050)
Purchases of treasury stock	(158,515)	(450,153)
Proceeds from sales of treasury stock	5,399	2,237
Payments for purchases of subsidiaries’ equity not affecting the scope of consolidation	(250)	(444)

Net cash provided by (used in) financing activities	(1,080,428)	(977,138)

Effect of foreign exchange rate changes on cash and cash equivalents	1,228,889	1,089,328

Net increase (decrease) in cash and cash equivalents	7,785,634	2,868,867

Cash and cash equivalents at the beginning of the period	102,980,711	110,763,205

Decrease in cash and cash equivalents resulting from exclusion of subsidiaries from consolidation	(3,109)	(1,900)

Decrease in cash and cash equivalents resulting from absorption via corporate separation	(30)	—

Cash and cash equivalents at the end of the period	110,763,205	113,630,172

12

Mitsubishi UFJ Financial Group, Inc.

Notes to the Consolidated Financial Statements

(Notes on Going-Concern Assumption)

None.

(Changes in Accounting Policies)

  (Implementation Guidance on Accounting Standard for Fair Value Measurement)

Accounting Standard Board of Japan (“ASBJ”) Implementation Guidance No. 31, “Implementation Guidance on Accounting Standard for Fair Value Measurement” (ASBJ, June 17, 2021) (“Implementation Guidance on Fair Value Measurement”), has been applied from the beginning of the fiscal year ended March 31, 2023. In accordance with the transitional treatment set forth in paragraph 27-2 of the Implementation Guidance on Fair Value Measurement, MUFG has applied new accounting policies based on the Implementation Guidance on Fair Value Measurement prospectively.

There is no impact on our consolidated financial statements as of the end of and for the fiscal year ended March 31, 2023 due to the application of this Guidance.

(Changes in Presentation of Financial Information)

“Refund of income taxes”, which was previously included in “Income taxes” on a net basis for the fiscal year ended March 31, 2022 is presented separately on a disaggregated basis from the fiscal year ended March 31, 2023 due to the increased significance in the recorded amount. In order to reflect this change in presentation, the consolidated financial statements for the fiscal year ended March 31 have been reclassified.

As a result, “Income taxes” of ¥391,634 million previously presented in the consolidated statements of income for the fiscal year ended March 31 has been disaggregated and reclassified into “Current” of ¥413,935 million and “Refund” of ¥(22,300) million.

(Additional Information)

  (Estimated impact of the COVID-19 pandemic and the Russia-Ukraine situation relating to allowance for credit losses)

The process of calculating allowance for credit losses in our principal consolidated domestic banking subsidiaries involves various estimates such as determination of counterparty credit ratings which are based on evaluation and classification of counterparties’ debt-service capacity, assessment of the value of collateral provided by borrowers, and adjustments for future loss projections and other factors to the loss rates calculated based on historical credit loss experience.

Among these, internal credit ratings are assigned to counterparties based on qualitative factors such as the current and expected future business environment of the industry to which they belong as well as their management and funding risks in addition to quantitative financial evaluations through an analysis of their financial results. In particular, the prolonged COVID-19 pandemic and Russia-Ukraine situation, among other developments, have had a significant impact on the financial position and operating results of certain counterparties. Determination of internal credit ratings for these counterparties may be highly dependent on our assessment of the prospects of improvements in their operating results and their ability to continue as going concerns.

When calculating allowance for credit losses, MUFG Bank, Ltd. (“the Bank”), our principal consolidated domestic banking subsidiary, determines expected loss rates primarily by calculating a rate of loss based on a historical average of the credit loss rate or a historical average of the default probability derived from actual credit loss experience or actual bankruptcy experience and making necessary adjustments based on future projections and other factors. The subsidiary makes such adjustments based on future loss projections and other factors to loss rates calculated based on historical loss experience, when and to the extent such adjustments are deemed appropriate, by taking into account the rate of increase in the credit loss rate or the default probability in a more recent period, additional expected losses and other factors, especially in light of the uncertain business environment caused by such factors as the prolonged COVID-19 pandemic and Russia-Ukraine situation. The amount of impact of these adjustments was ¥69,569 million as of March 31, 2023 (¥77,572 million as of March 31, 2022).

13

Mitsubishi UFJ Financial Group, Inc.

In addition, certain overseas subsidiaries which apply Generally Accepted Accounting Principles in the United States (“U.S. GAAP”) have adopted Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments—Credit losses,” and provide for allowance for credit losses by estimating credit losses currently expected for the remaining term of the relevant contracts. Expected credit losses are calculated using a quantitative model that reflects economic forecast scenarios based on macroeconomic variables. The calculation process includes determination of macroeconomic variables used in multiple economic forecast scenarios and the weightings applied to each economic forecast scenario. Expected credit losses are adjusted for qualitative factors to compensate for expected credit losses that are not reflected in a quantitative model.

Significant assumptions used in our calculation of allowance for credit losses, including those described above, are subject to uncertainty. In particular, certain counterparties’ prospects of improvements in their operating results and expectations as to their ability to continue as going concerns, and adjustments to the rate of loss calculated based on actual experience for future projections and other factors, as well as determination of the macroeconomic variables used in, and the weightings applied to, multiple economic forecast scenarios, and adjustments thereto for qualitative factors, by certain subsidiaries which apply U.S. GAAP, are based on estimation relating to the economic environment with respect to which objective data are not readily available.

The outlook relating to the COVID-19 pandemic and the Russia-Ukraine situation, which are expected to further impact our counterparties’ operating environment and the economic environment, remains subject to significant uncertainty. Accordingly, we make certain assumptions, including that, although the impact of the COVID-19 pandemic will continue, restrictions on economic activity will be eased globally, resulting in a gradual decrease in the economic impact, and that the uncertainty in the business environment caused by the Russia-Ukraine situation will remain. The recorded allowance for credit losses represents our best estimation made in a manner designed to ensure objectivity and rationality.

These assumptions change to reflect developments in the economic environment, and changes in the assumptions may result in an increase or decrease in the allowance for credit losses in the following fiscal year.

  (Valuation losses of a foreign subsidiary which are reflected in MUFG’s consolidated financial statements as of the end of and for the fiscal year ending March 31, 2023)

In connection with the planned sale of the shares in MUB, MUAH recognized an aggregate of ¥952,590 million of losses for the fiscal year ended December 31, 2022, primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables,” issued by the FASB. The aggregate losses reflected ¥555,421 million of valuation losses related to securities held for sale recorded as Other operating expenses and ¥400,511 million of valuation losses related to loans held for sale recorded as Other ordinary expenses. All of the losses recognized by MUAH are reflected in MUFG’s consolidated financial statements as of the end of and for the fiscal year ending March 31, 2023.

14

Mitsubishi UFJ Financial Group, Inc.

  (Sale of MUFG Union Bank, N.A. and Transfer of Certain Businesses of MUFG Union Bank, N.A.)

On December 1, 2022, MUFG Americas Holdings Corporation (“MUAH”), a subsidiary of MUFG whose financial statements as of the end of and for the fiscal year ended December 31, 2022 have been consolidated with MUFG’s financial statements, completed the sale of all of the shares in MUFG Union Bank, N.A. (“MUB”) held by MUAH to U.S. Bancorp (“USB”) (hereinafter referred to as the “Share Transfer”).

The MUB businesses that were transferred to USB through the Share Transfer excluded the GCIB (Global Corporate & Investment Banking) business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that are retained by MUB), the Global Markets business to the extent related to the GCIB business, which consisted of transactions with clients and investors, and certain assets and liabilities, etc. that were part of shared middle and back office functions, etc. Such businesses, and the customer assets and liabilities, etc. related to these businesses (including related transactions with such customers) were transferred to the Bank and MUAH prior to the Share Transfer for consideration paid in the form of cash.

1. Business divestiture

(1) Outline of the business divestiture

(a) Name of the acquiring entity

 U.S. Bancorp

(b) Description of the divested businesses

 Retail and Commercial Banking businesses of MUB

(c) Main objectives of the business divestiture

 MUFG has viewed the U.S. regional banking business as an important business for the group’s strategy. At the same time, given MUB’s current business environment, including the need for increased technology investments as part of digital transformation, a certain scale is required to maintain and strengthen MUB’s competitiveness.

 Under these circumstances, MUFG concluded that transferring MUB to USB, a major U.S. bank with a strong business foundation, would be the most appropriate decision that was expected to lead to providing higher quality financial services to customers and communities and unlock MUB’s potential franchise value. From the perspective of MUFG’s optimization of management resources under the current medium-term business plan, MUFG determined that the sale of MUB and the shift of focus to corporate transactions in the United States would help maximize shareholder value through an increase in capital efficiency.

(d) Date of the business divestiture

 December 1, 2022

(e) Legal form of the business divestiture

 Transfer of shares for consideration paid in the form of cash and shares

(2) Overview of the accounting treatment applied

(a) Amount of gains or losses on the Share Transfer

 Gains on sales of shares of subsidiaries: ¥699,509 million

(b) Amounts of assets and liabilities related to the divested businesses

 Assets: ¥13,639,869 million (including loans of ¥7,572,598 million and securities of ¥3,123,184 million)

 Liabilities: ¥12,981,874 million (including deposits of ¥11,801,118 million)

The above amounts of assets and liabilities related to the divested businesses are provisional since the price adjustments have not been completed.

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Mitsubishi UFJ Financial Group, Inc.

(c) Accounting treatment

 The difference between the sale price and the consolidated book value of the transferred shares is recorded in extraordinary gains as gains on sales of shares of subsidiaries.

(3) Name of the reporting segment in which the divested businesses were mainly included

Global Commercial Banking Business Group

(4)	Approximate amount of income or loss related to the divested businesses recorded in the consolidated statement of income for the fiscal year ended March 31, 2023

 Ordinary income: ¥422,914 million

 Ordinary loss: ¥849,624 million

(5) Overview of continued involvement related to the business divestiture

 MUFG received shares of USB as part of the consideration for the Share Transfer.

 In addition, the Bank and USB have entered into a Transitional Service Agreement and a Reverse Transitional Service Agreement with an aim for both the Bank and MUB to be able to smoothly continue to provide high quality financial services even after the Share Transfer. The Bank provides and receives certain services based on such agreements.

 In addition, as of the end of the reporting period (ended March 31, 2023), the corporate credit card business for GCIB business customers and certain Japanese customers was expected to be transferred from MUB to the Bank, subject to contractual conditions precedent. Such transfer was completed subsequent to the reporting period.

2. Transaction under common control

(1) Overview and objectives of the business transfer

 The GCIB business (with certain exceptions as agreed to by the parties, including certain deposits of the GCIB business that are retained by MUB), the Global Markets business to the extent related to the GCIB business, which consisted of transactions with clients and investors, and certain assets and liabilities, etc. that were part of shared middle and back office functions, etc., were transferred to the Bank and MUAH prior to the Share Transfer by the end of November 2022.

 The MUFG group continues to view the U.S. market as a strategically important market after the Share Transfer and, through this transaction, aims to optimize management resources with a strategic focus on corporate transactions where the MUFG group believes it can leverage its strengths.

(2) Overview of the accounting treatment applied

 The transaction is treated as a transaction under common control under ASBJ Statement No. 21, “Accounting Standard for Business Combinations” (ASBJ, January 16, 2019), and ASBJ Guidance No. 10, “Implementation Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ, January 16, 2019).

(3) Amounts of assets and liabilities transferred to the Bank in connection with the business transfer

 Assets: ¥3,310,900 million (including loans of ¥2,741,641 million)

 Liabilities: ¥503,791 million (including acceptances and guarantees of ¥337,944 million)

 The above amounts are provisional since the price adjustments have not been completed.

  (Provisional closing of accounts of a significant equity-method affiliate for the fiscal year ending March 31, 2024)

Morgan Stanley, a significant equity-method affiliate of MUFG, closes its financial accounts based on a fiscal year-end of December 31, and the equity method of accounting is applied to its consolidated financial statements as of the fiscal year-end. However, from the perspective of providing financial information in a more timely manner, MUFG has decided to make modifications so that the equity method of accounting will be applied to Morgan Stanley based on a provisional closing of accounts to be implemented as of March 31, which is the consolidated fiscal year-end of MUFG, effective from the first quarter of the fiscal year ending March 31, 2024.

Accordingly, for the fiscal year ending March 31, 2024, Morgan Stanley’s financial results for the 15-month period from January 1, 2023 to March 31, 2024 will be reflected in MUFG’s consolidated financial statements.

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Mitsubishi UFJ Financial Group, Inc.

(Segment Information)

1.	Information on net revenue, operating profit (loss), and fixed assets for each reporting segment

For the Fiscal Year Ended March 31, 2023

	(in millions of yen)
	Digital Service Business Group	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	747,572	614,056	805,684	870,584	360,754	712,863	4,111,515	408,897	(4,657)	4,515,756
Operating expenses	533,131	456,776	331,063	580,318	255,623	336,876	2,493,790	271,779	172,603	2,938,173
Operating profit (loss)	214,440	157,280	474,621	290,265	105,130	375,987	1,617,725	137,118	(177,261)	1,577,583
Fixed assets at period end	156,944	201,909	161,198	1,135	18,822	171,172	711,182	110,630	546,288	1,368,101

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.

2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.

3.	“Operating expenses” includes personnel expenses and premise expenses.

4.

“Fixed assets at period end” for each reporting segment in the above table represent those related to the Bank and Mitsubishi UFJ Trust and Banking Corporation. Those fixed assets and consolidation adjustments related to MUFG and its other consolidated subsidiaries, which are not allocated to reporting segments, were ¥1,210,195 million. With respect to such fixed assets not allocated to reporting segments, certain related expenses are allocated to each reporting segment on a reasonable basis.

2.	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year period

Operating profit	For the fiscal year ended March 31, 2023
Total operating profit of reporting segments	1,577,583
Operating profit of consolidated subsidiaries excluded from reporting segments	(1,420)
Provision for general allowance for credit losses	(36,608)
Credit related expenses	(746,353)
Gains on reversal of reserve for contingent losses included in credit costs	11,550
Gains on loans written-off	96,569
Net gains on equity securities and other securities	288,000
Equity in earnings of equity method investees	425,829
Others	(594,421)
Ordinary profit in the consolidated statement of income	1,020,728

(Note)

In connection with the planned sale of the shares in MUB, an aggregate of ¥952,590 million of losses were recognized primarily in accordance with ASC Topic 326, “Financial Instruments—Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥555,421 million of valuation losses related to securities held for sale, which are included in “Others”, and ¥400,511 million of valuation losses related to loans held for sale, which are included in “Credit related expenses.”

17

Mitsubishi UFJ Financial Group, Inc.

(Per Share Information)

For the fiscal year ended March 31, 2023
Total equity per common share	¥1,433.11
Basic earnings per common share	¥90.72
Diluted earnings per common share	¥90.41

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2023
Basic earnings per common share
Profits attributable to owners of parent	million yen	1,116,496
Profits not attributable to common shareholders	million yen	—
Profits attributable to common shareholders of parent	million yen	1,116,496
Average number of common shares during the period	thousand shares	12,305,714
Diluted earnings per common share
Adjustment to profits attributable to owners of parent	million yen	(3,912)
Adjustment related to dilutive shares of consolidated subsidiaries and others	million yen	(3,912)
Increase in common shares	thousand shares	—
Description of antidilutive securities which were not included in the calculation of diluted earnings per share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others - 3 million units as of December 31, 2022

2.	The bases for the calculation of total equity per common share for the period indicated were as follows:

		As of March 31, 2023
Total equity	million yen	18,272,857
Deductions from total equity:	million yen	1,041,565
Non-controlling interests	million yen	1,041,565
Total equity attributable to common shares	million yen	17,231,291
Number of common shares at period end used for the calculation of total equity per common share	thousand shares	12,023,645

18

Selected Financial Information

under Japanese GAAP

For the Fiscal Year Ended March 31, 2023

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1[ BK and TB Combined ]*2*3*4 [ BK Consolidated ][ BK Non-consolidated ] [ TB Consolidated ][ TB Non-consolidated ]	1

2. Average Interest Rate Spread	[ BK Non-consolidated ][ TB Non-consolidated ] [ BK and TB Combined ]	7

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting	[ MUFG Consolidated ][ BK Consolidated ] [ TB Consolidated ]	8

4. Securities	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	9

5. ROE	[ MUFG Consolidated ]	12

6. Risk-Adjusted Capital Ratio	[ MUFG Consolidated ][ BK Consolidated ][ TB Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	13

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)	[ MUFG Consolidated ][ BK and TB Combined including Trust Account ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Account ]	14

8. Progress in Disposition of Problem Assets	[ BK Non-consolidated ] [ TB Non-consolidated including Trust Account ]	20

9. Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors	[ BK and TB Combined including Trust Accounts ] [ BK Non-consolidated ][ TB Non-consolidated ] [ TB Non-consolidated : Trust Accounts ]	22

10. Overseas Loans	[ BK Consolidated excl. MUAH, KS, BDI ]*5*6*7	26

11. Loans and Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	27

12. Domestic Deposits	[ BK and TB Combined ] [ BK Non-consolidated ][ TB Non-consolidated ]	28

13. Status of Deferred Tax Assets	[ BK Non-consolidated ][ TB Non-consolidated ]	29

14. Retirement Benefits	[ MUFG Consolidated ] [ BK Non-consolidated ][ TB Non-consolidated ]	31

(Reference)

1. Financial Statements	[ BK Non-consolidated ][ TB Non-consolidated ]	34

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BK” means MUFG Bank, Ltd.
(*3)	“TB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BK and TB Combined” means simple sum of “BK” and “TB” without consolidation processes.
(*5)	“MUAH” means MUFG Americas Holdings Corporation.
(*6)	“KS” means Bank of Ayudhya Public Company Limited.
(*7)	“BDI” means PT Bank Danamon Indonesia, Tbk.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2023 (A)	March 31, 2022 (B)	(Decrease) (A) - (B)
Gross profits	4,503,008	3,964,051	538,957
Gross profits before credit costs for trust accounts	4,503,008	3,964,002	539,006
Net interest income	2,907,511	2,043,648	863,863
Trust fees	140,637	144,147	(3,510)
Credit costs for trust accounts (1)	—	49	(49)
Net fees and commissions	1,554,767	1,430,649	124,118
Net trading profits	372,093	232,471	139,621
Net other operating profits	(472,001)	113,134	(585,136)
Net gains (losses) on debt securities	(884,618)	(140,442)	(744,175)
General and administrative expenses	2,908,709	2,747,227	161,482
Amortization of goodwill	19,928	18,051	1,876
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,614,227	1,234,827	379,400
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	1,594,299	1,216,775	377,524
Provision for general allowance for credit losses (2)	(36,608)	65,436	(102,044)
Net operating profits*1	1,557,691	1,282,260	275,430
Net non-recurring gains (losses)	(536,963)	255,388	(792,351)
Credit costs (3)	(746,353)	(485,479)	(260,874)
Losses on loan write-offs*2	(547,783)	(157,730)	(390,053)
Provision for specific allowance for credit losses	(197,561)	(258,640)	61,079
Other credit costs	(1,009)	(69,108)	68,099
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	11,550	—	11,550
Gains on loans written-off (6)	96,569	88,558	8,010
Net gains (losses) on equity securities	288,000	332,629	(44,629)
Gains on sales of equity securities	332,747	378,040	(45,293)
Losses on sales of equity securities	(28,796)	(34,232)	5,436
Losses on write-down of equity securities	(15,950)	(11,178)	(4,772)
Equity in earnings of equity method investees	425,829	441,595	(15,765)
Other non-recurring gains (losses)*2	(612,559)	(121,915)	(490,644)

Ordinary profits	1,020,728	1,537,649	(516,920)

Net extraordinary gains (losses)	549,195	(47,791)	596,987
Net gains (losses) on disposition of fixed assets	(918)	16,862	(17,781)
Losses on impairment of fixed assets	(18,167)	(174,133)	155,965
Gains on sales of shares of subsidiaries*3	699,509	4,240	695,269
Net gains (losses) on change in equity	(23,711)	45,262	(68,973)
Net gains (losses) on sales of shares of affiliates	(29,401)	28,968	(58,370)
Losses on pension buyout	(78,111)	—	(78,111)
Gains on transfer of businesses	—	31,021	(31,021)
Profits before income taxes	1,569,923	1,489,857	80,066
Income taxes-current	493,256	413,935	79,321
Refund of income taxes	(56,288)	(22,300)	(33,987)
Income taxes-deferred	(67,361)	(108,224)	40,862
Total taxes	369,607	283,410	86,196
Profits	1,200,316	1,206,447	(6,130)
Profits attributable to non-controlling interests	83,820	75,606	8,213

Profits attributable to owners of parent	1,116,496	1,130,840	(14,344)

Note:

*1.  Net operating profits = Banking subsidiaries’ net operating profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2.  In connection with the planned sale of the shares in MUFG Union Bank, N.A. (“MUB”), an aggregate of ¥952,590 million of losses were recognized primarily in accordance with Accounting Standards Codification (“ASC”) Topic 326, “Financial Instruments - Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥555,421 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥400,511 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs.

*3. “Gains on sales of shares of subsidiaries” includes ¥699,509 million of gains on sales of shares of subsidiaries resulting from the sale of the shares in MUB.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(674,842)	(331,435)	(343,406)

Number of consolidated subsidiaries	246	252	(6)
Number of affiliated companies accounted for under the equity method	46	53	(7)

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2023 (A)	March 31, 2022 (B)	(Decrease) (A) - (B)
Gross profits	2,150,510	1,876,109	274,400
Gross profits before credit costs for trust accounts	2,150,510	1,876,060	274,449
Domestic gross profits	1,129,899	1,134,706	(4,807)
Net interest income	734,884	594,864	140,019
Trust fees	111,924	116,631	(4,706)
Credit costs for trust accounts (1)	—	49	(49)
Net fees and commissions	358,002	352,131	5,870
Net trading profits	(9,246)	(12,516)	3,269
Net other operating profits	(65,666)	83,595	(149,261)
Net gains (losses) on debt securities	(102,278)	37,650	(139,928)
Non-domestic gross profits	1,020,610	741,402	279,208
Net interest income	1,119,761	562,918	556,843
Net fees and commissions	266,557	187,861	78,696
Net trading profits	65,846	36,943	28,902
Net other operating profits	(431,555)	(46,320)	(385,234)
Net gains (losses) on debt securities	(780,359)	(189,882)	(590,476)
General and administrative expenses	1,350,891	1,325,171	25,720
Personnel expenses	476,225	424,863	51,362
Non-personnel expenses	800,355	833,773	(33,418)
Taxes	74,311	66,534	7,776
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	799,618	550,889	248,729
Provision for general allowance for credit losses (2)	(40,374)	(1,131)	(39,243)
Net operating profits	759,243	549,806	209,436
Net non-recurring gains (losses)	315,640	72,862	242,777
Credit costs (3)	(88,696)	(248,863)	160,166
Reversal of allowance for credit losses (4)	—	199	(199)
Reversal of reserve for contingent losses included in credit costs (5)	9,798	—	9,798
Gains on loans written-off (6)	20,450	15,862	4,588
Net gains (losses) on equity securities	286,114	321,023	(34,909)
Gains on sales of equity securities	322,193	365,967	(43,774)
Losses on sales of equity securities	(27,596)	(34,252)	6,655
Losses on write-down of equity securities	(8,482)	(10,691)	2,209
Other non-recurring gains (losses)	87,973	(15,358)	103,332

Ordinary profits	1,074,883	622,668	452,214

Net extraordinary gains (losses)	330,501	(125,864)	456,365
Net gains (losses) on disposition of fixed assets	(2,278)	15,606	(17,884)
Losses on impairment of fixed assets	(10,125)	(141,761)	131,636
Gains on sales of shares of subsidiaries*	415,106	—	415,106
Gains on negative goodwill	11,040	—	11,040
Losses on sales of shares of affiliates	(5,248)	—	(5,248)
Losses on pension buyout	(78,111)	—	(78,111)
Income before income taxes	1,405,385	496,804	908,580
Income taxes-current	339,374	257,739	81,634
Refund of income taxes	(48,788)	(16,670)	(32,118)
Income taxes-deferred	(25,200)	(92,493)	67,293
Total taxes	265,385	148,576	116,809

Net income	1,139,999	348,228	791,771

Note:
* “Gains on sales of shares of subsidiaries” is related to a transaction with MUAH.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(98,822)	(233,884)	135,062
Credit costs for trust accounts	—	49	(49)
Provision for general allowance for credit losses	(40,374)	(933)	(39,441)
Provision for special allowance for credit losses	(67,550)	(167,246)	99,695
Allowance for credit to specific foreign borrowers	5,188	(36,803)	41,992
Losses on loans write-offs	(15,419)	(18,113)	2,693
Provision for contingent losses included in credit costs	9,614	(20,812)	30,427
Gains on loans written-off	20,450	15,862	4,588
Losses on sales of other loans, etc.	(10,731)	(5,886)	(4,845)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,682,255	703,121	979,134
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	1,126,493	668,396	458,097

Mitsubishi UFJ Financial Group, Inc.

BK Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2023 (A)	March 31, 2022 (B)	(Decrease) (A) - (B)
Gross profits	3,240,353	2,696,605	543,747
Net interest income	2,388,320	1,749,480	638,839
Trust fees	12,258	11,981	277
Net fees and commissions	894,410	739,697	154,712
Net trading profits	130,570	79,596	50,973
Net other operating profits	(185,205)	115,850	(301,056)
Net gains (losses) on debt securities	(590,505)	(103,259)	(487,246)
General and administrative expenses	2,004,252	1,876,124	128,128
Amortization of goodwill	7,551	6,550	1,001
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	1,243,652	827,031	416,620
Net operating profits before provision for general allowance for credit losses	1,236,100	820,481	415,618
Provision for general allowance for credit losses (1)	(34,640)	64,123	(98,763)
Net operating profits*1	1,201,460	884,605	316,855
Net non-recurring gains (losses)	(914,490)	(59,766)	(854,723)
Credit costs (2)	(646,764)	(393,589)	(253,175)
Losses on loan write-offs*2	(465,102)	(82,069)	(383,032)
Provision for specific allowance for credit losses	(180,652)	(244,792)	64,140
Other credit costs	(1,009)	(66,726)	65,717
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	11,551	—	11,551
Gains on loans written-off (5)	71,721	64,283	7,438
Net gains (losses) on equity securities	218,639	277,073	(58,434)
Gains on sales of equity securities	259,129	315,451	(56,321)
Losses on sales of equity securities	(27,516)	(28,576)	1,059
Losses on write-down of equity securities	(12,974)	(9,801)	(3,172)
Equity in earnings of equity method investees	36,824	25,038	11,786
Other non-recurring gains (losses)*2	(606,463)	(32,573)	(573,890)

Ordinary profits	286,969	824,838	(537,868)

Net extraordinary gains (losses)	584,103	(82,555)	666,658
Net gains (losses) on disposition of fixed assets	(384)	15,768	(16,152)
Losses on impairment of fixed assets	(6,925)	(162,686)	155,761
Gains on sales of shares of subsidiaries*3	699,509	4,295	695,213
Net gains (losses) on sales of shares of affiliates	(29,985)	28,968	(58,954)
Losses on pension buyout	(78,111)	—	(78,111)
Gains on transfer of businesses	—	22,702	(22,702)
Gains on change in equity	—	8,395	(8,395)
Profits before income taxes	871,073	742,283	128,789
Income taxes-current	395,512	300,237	95,275
Refund of income taxes	(48,192)	(13,499)	(34,692)
Income taxes-deferred	(94,318)	(82,449)	(11,869)
Total taxes	253,001	204,288	48,713
Profits	618,071	537,994	80,076
Profits attributable to non-controlling interests	16,037	34,993	(18,956)

Profits attributable to owners of parent	602,034	503,001	99,033

Note:

*1.  Net operating profits = Net operating profits of BK + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

*2.  In connection with the planned sale of the shares in MUB, an aggregate of ¥952,590 million of losses were recognized primarily in accordance with ASC Topic 326, “Financial Instruments - Credit losses,” and ASC Topic 310, “Receivables.” These losses consist mainly of ¥555,421 million of valuation losses related to securities held for sale, which are included in Other non-recurring gains (losses), and ¥400,511 million of valuation losses related to loans held for sale, which are included in Losses on loan write-offs.

*3. “Gains on sales of shares of subsidiaries” includes ¥699,509 million of gains on sales of shares of subsidiaries resulting from the sale of the shares in MUB.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(598,131)	(265,182)	(332,948)

Number of consolidated subsidiaries	108	115	(7)
Number of affiliated companies accounted for under the equity method	42	46	(4)

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2023 (A)	March 31, 2022 (B)	(Decrease) (A) - (B)
Gross profits	1,844,033	1,509,738	334,295
Domestic gross profits	843,285	848,134	(4,849)
Net interest income	675,384	551,479	123,905
Net fees and commissions	253,364	243,311	10,053
Net trading profits	3,005	1,009	1,995
Net other operating profits	(88,469)	52,333	(140,803)
Net gains (losses) on debt securities	(97,938)	36,938	(134,876)
Non-domestic gross profits	1,000,748	661,604	339,144
Net interest income	808,355	433,495	374,859
Net fees and commissions	265,590	185,870	79,720
Net trading profits	75,756	48,236	27,519
Net other operating profits	(148,953)	(5,997)	(142,955)
Net gains (losses) on debt securities	(493,067)	(149,035)	(344,031)
General and administrative expenses	1,153,573	1,135,332	18,241
Personnel expenses	413,043	363,197	49,845
Non-personnel expenses	674,889	712,553	(37,663)
Amortization of goodwill	2,451	1,583	868
Taxes	65,641	59,581	6,059
Net operating profits before provision for general allowance for credit losses and amortization of goodwill	692,911	375,989	316,922
Net operating profits before provision for general allowance for credit losses	690,460	374,406	316,053
Provision for general allowance for credit losses (1)	(40,334)	(1,131)	(39,203)
Net operating profits	650,125	373,274	276,850
Net non-recurring gains (losses)	253,619	33,782	219,837
Credit costs (2)	(88,507)	(248,736)	160,229
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	9,798	—	9,798
Gains on loans written-off (5)	20,450	15,841	4,609
Net gains (losses) on equity securities	224,294	270,555	(46,260)
Gains on sales of equity securities	256,280	308,758	(52,477)
Losses on sales of equity securities	(25,697)	(28,394)	2,696
Losses on write-down of equity securities	(6,289)	(9,809)	3,520
Other non-recurring gains (losses)	87,583	(3,877)	91,461

Ordinary profits	903,744	407,057	496,687

Net extraordinary gains (losses)	335,850	(120,858)	456,708
Net gains (losses) on disposition of fixed assets	(1,893)	14,882	(16,775)
Losses on impairment of fixed assets	(5,043)	(135,697)	130,654
Gains on sales of shares of subsidiaries*	415,106	—	415,106
Gains on negative goodwill	11,040	—	11,040
Losses on sales of shares of affiliates	(5,248)	—	(5,248)
Losses on pension buyout	(78,111)	—	(78,111)
Income before income taxes	1,239,594	286,198	953,396
Income taxes-current	298,231	202,647	95,583
Refund of income taxes	(43,483)	(11,718)	(31,764)
Income taxes-deferred	(30,607)	(93,074)	62,467
Total taxes	224,140	97,854	126,286

Net income	1,015,454	188,344	827,110

Note:
* “Gains on sales of shares of subsidiaries” is related to a transaction with MUAH.

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)	(98,592)	(234,026)	135,433
Provision for general allowance for credit losses	(40,334)	(1,131)	(39,203)
Provision for special allowance for credit losses	(67,544)	(167,247)	99,703
Allowance for credit to specific foreign borrowers	5,188	(36,803)	41,992
Losses on loans write-off	(15,419)	(18,113)	2,693
Provision for contingent losses included in credit costs	9,798	(20,685)	30,483
Gains on loans written-off	20,450	15,841	4,609
Losses on sales of other loans, etc.	(10,731)	(5,886)	(4,845)
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities	1,281,465	486,503	794,961
Net operating profits before provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	974,269	443,081	531,188

Mitsubishi UFJ Financial Group, Inc.

TB Consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2023 (A)	March 31, 2022 (B)	(Decrease) (A) - (B)
Gross profits	549,851	585,295	(35,444)
Gross profits before credit costs for trust accounts	549,851	585,246	(35,394)
Trust fees	128,802	132,557	(3,755)
Trust fees before credit costs for trust accounts	128,802	132,508	(3,706)
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	15,035	17,158	(2,122)
Other trust fees	113,766	115,350	(1,583)
Credit costs for trust accounts (1)	—	49	(49)
Net interest income	352,384	137,165	215,218
Net fees and commissions	324,161	329,845	(5,684)
Net trading profits	(20,155)	(20,816)	660
Net other operating profits	(235,340)	6,542	(241,883)
Net gains (losses) on debt securities	(291,736)	(39,699)	(252,037)
General and administrative expenses	399,994	384,299	15,694
Amortization of goodwill	12,403	11,498	904
Net operating profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	162,260	212,444	(50,184)
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	149,856	200,946	(51,089)
Provision for general allowance for credit losses (2)	(95)	—	(95)
Net operating profits*	149,761	200,995	(51,233)
Net non-recurring gains (losses)	55,481	37,545	17,935
Credit costs (3)	26	(277)	303
Losses on loan write-offs	(0)	(18)	18
Provision for specific allowance for credit losses	26	—	26
Other credit costs	—	(259)	259
Reversal of allowance for credit losses (4)	—	220	(220)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	16	34	(18)
Net gains (losses) on equity securities	61,721	50,507	11,213
Gains on sales of equity securities	65,912	57,218	8,693
Losses on sales of equity securities	(1,913)	(5,858)	3,944
Losses on write-down of equity securities	(2,277)	(852)	(1,424)
Equity in earnings of equity method investees	1,695	1,600	95
Other non-recurring gains (losses)	(7,978)	(14,540)	6,562

Ordinary profits	205,242	238,541	(33,298)

Net extraordinary gains (losses)	(5,733)	(5,792)	58
Net gains (losses) on disposition of fixed assets	(328)	513	(842)
Losses on impairment of fixed assets	(5,404)	(6,306)	901
Profits before income taxes	199,508	232,748	(33,239)
Income taxes-current	55,066	69,706	(14,639)
Income taxes-deferred	3,845	(1,864)	5,709
Total taxes	58,912	67,842	(8,929)
Profits	140,596	164,906	(24,310)
Profits attributable to non-controlling interests	524	561	(36)

Profits attributable to owners of parent	140,072	164,345	(24,273)

Note:

* Net operating profits = Net operating profits of TB + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(52)	27	(80)

Number of consolidated subsidiaries	105	107	(2)
Number of affiliated companies accounted for under the equity method	4	4	—

TB Consolidated (combined operating results of TB and transferred entities to Intermediate Holding Company in the United States)

To comply with the financial regulations in the United States, TB transferred the interests in its subsidiaries in the United States to the Intermediate Holding Company (“IHC”) in United States which are owned by BK and MUFG.

The combined operating results of TB and transferred entities are as follows (the operating results of transferred entities are prepared for managerial accounting purpose):

Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	152,632	202,700	(50,067)
Profits attributable to owners of parent	141,988	165,527	(23,538)
Number of the entities transferred to IHC	4	4	—

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

	(in millions of yen)
	For the fiscal year ended		Increase
	March 31, 2023 (A)	March 31, 2022 (B)	(Decrease) (A) - (B)
Gross profits	306,476	366,370	(59,894)
Gross profits before credit costs for trust accounts	306,476	366,321	(59,845)
Domestic gross profits	286,614	286,572	41
Trust fees	111,924	116,631	(4,706)
Trust fees before credit costs for trust accounts	111,924	116,582	(4,657)
Money trusts fees (Jointly operated designated money trusts before credit costs for trust account)	15,035	17,158	(2,122)
Other trust fees	96,889	99,424	(2,534)
Credit costs for trust accounts (1)	—	49	(49)
Net interest income	59,499	43,384	16,114
Net fees and commissions	104,638	108,820	(4,182)
Net trading profits	(12,252)	(13,525)	1,273
Net other operating profits	22,803	31,261	(8,457)
Net gains (losses) on debt securities	(4,339)	711	(5,051)
Non-domestic gross profits	19,862	79,798	(59,935)
Net interest income	311,406	129,423	181,983
Net fees and commissions	967	1,990	(1,023)
Net trading profits	(9,910)	(11,293)	1,383
Net other operating profits	(282,601)	(40,322)	(242,278)
Net gains (losses) on debt securities	(287,291)	(40,847)	(246,444)
General and administrative expenses	197,317	189,838	7,478
Personnel expenses	63,182	61,665	1,516
Non-personnel expenses	125,465	121,220	4,245
Taxes	8,670	6,953	1,716
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	109,158	176,482	(67,324)
Provision for general allowance for credit losses (2)	(40)	—	(40)
Net operating profits	109,118	176,531	(67,413)
Net non-recurring gains (losses)	62,020	39,079	22,940
Credit costs (3)	(189)	(127)	(62)
Reversal of allowance for credit losses (4)	—	199	(199)
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	0	20	(20)
Net gains (losses) on equity securities	61,819	50,468	11,351
Gains on sales of equity securities	65,912	57,209	8,703
Losses on sales of equity securities	(1,899)	(5,858)	3,958
Losses on write-down of equity securities	(2,193)	(882)	(1,310)
Other non-recurring gains (losses)	390	(11,480)	11,871

Ordinary profits	171,138	215,611	(44,472)

Net extraordinary gains (losses)	(5,348)	(5,005)	(343)
Net gains (losses) on disposition of fixed assets	(385)	723	(1,108)
Losses on impairment of fixed assets	(5,081)	(6,063)	981
Income before income taxes	165,790	210,606	(44,815)
Income taxes-current	35,838	50,141	(14,303)
Income taxes-deferred	5,406	580	4,825
Total taxes	41,244	50,721	(9,477)

Net income	124,545	159,884	(35,338)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)	(229)	141	(371)
Credit costs for trust accounts	—	49	(49)
Provision for general allowance for credit losses	(40)	197	(238)
Provision for special allowance for credit losses	(6)	1	(7)
Allowance for credit to specific foreign borrowers	—	—	—
Losses on loans write-offs	—	—	—
Provision for contingent losses included in credit costs	(183)	(127)	(55)
Gains on loans written-off	0	20	(20)
Losses on sales of other loans, etc.	—	—	—
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities	400,790	216,618	184,172
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses, excluding net gains (losses) on debt securities and investment trusts cancellation	152,223	225,314	(73,090)

Mitsubishi UFJ Financial Group, Inc.

2. Average Interest Rate Spread

BK Non-consolidated

	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2023 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2022 (B)
Total average interest rate on interest-earning assets (a)	0.49	0.07	0.41
Average interest rate on loans and bills discounted (b)	0.75	0.00	0.74
Average interest rate on securities	0.49	0.21	0.27
Total average interest rate on interest-bearing liabilities (c) <including general and administrative expenses>	0.32	(0.03)	0.35
Average interest rate on deposits and NCD (d)	0.00	(0.00)	0.00
Average interest rate on other liabilities	0.11	0.01	0.09
Overall interest rate spread (a)-(c)	0.16	0.11	0.05
Interest rate spread (b)-(d)	0.75	0.00	0.74

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.77	0.00	0.76
Interest rate spread (e)-(d)	0.77	0.00	0.76

TB Non-consolidated
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2023 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2022 (B)
Total average interest rate on interest-earning assets (a)	0.66	0.22	0.44
Average interest rate on loans and bills discounted (b)	0.39	0.02	0.37
Average interest rate on securities	2.31	1.15	1.15
Total average interest rate on interest-bearing liabilities (c)	0.16	0.07	0.09
Average interest rate on deposits and NCD (d)	0.01	(0.00)	0.02
Overall interest rate spread (a)-(c)	0.50	0.15	0.34
Interest rate spread (b)-(d)	0.37	0.02	0.35

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (e)	0.75	0.04	0.70
Interest rate spread (e)-(d)	0.73	0.04	0.68

(Reference)
BK and TB Combined
	(percentage per annum)
(Domestic business segment)	For the fiscal year ended March 31, 2023 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2022 (B)
Average interest rate on loans and bills discounted (a)	0.74	0.01	0.73
Average interest rate on deposits and NCD (b)	0.00	(0.00)	0.00
Interest rate spread (a)-(b)	0.74	0.01	0.73

(After excluding loans to the Japanese government and governmental organizations)
Average interest rate on loans and bills discounted (c)	0.77	0.01	0.76
Interest rate spread (c)-(b)	0.77	0.01	0.76

Mitsubishi UFJ Financial Group, Inc.

3. Notional Principal by the Remaining Life of the Interest Rate Swaps for Hedge-Accounting

MUFG Consolidated

	(in billions of yen)
	As of March 31, 2023
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,349.7	15,957.8	15,378.8	32,686.3
Receive-floater/pay-fix	4,276.7	4,041.2	6,789.4	15,107.4
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	5,626.4	19,999.1	22,168.3	47,793.8

BK Consolidated
	(in billions of yen)
	As of March 31, 2023
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	1,349.7	15,237.9	15,224.1	31,811.7
Receive-floater/pay-fix	4,025.8	2,835.2	5,346.4	12,207.5
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	5,375.5	18,073.2	20,570.5	44,019.3

TB Consolidated
	(in billions of yen)
	As of March 31, 2023
	within 1 year	1 year to 5 years	over 5 years	Total
Receive-fix/pay-floater	—	571.7	125.4	697.2
Receive-floater/pay-fix	250.9	1,141.8	1,416.4	2,809.1
Receive-floater/pay-floater	—	—	—	—
Receive-fix/pay-fix	—	—	—	—

Total	250.9	1,713.6	1,541.8	3,506.3

Mitsubishi UFJ Financial Group, Inc.

4. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2023				As of March 31, 2022
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	21,520,080	(133,925)	49,237	183,163	4,595,108	14,236	29,136	14,899
Domestic bonds	15,052,012	8,012	35,612	27,599	1,983,383	8,946	13,695	4,748
Government bonds	13,513,972	12,778	32,129	19,351	1,748,029	10,167	13,689	3,521
Municipal bonds	1,144,825	(5,334)	2,473	7,808	175,071	(1,111)	4	1,115
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	393,214	568	1,009	440	60,283	(110)	1	111
Other	6,468,068	(141,938)	13,625	155,563	2,611,724	5,290	15,441	10,151
Foreign bonds	3,913,345	(92,148)	13,606	105,754	234,652	(8,728)	49	8,777
Other	2,554,723	(49,790)	18	49,809	2,377,072	14,019	15,392	1,373

	(in millions of yen)
	As of March 31, 2023				As of March 31, 2022
	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on consolidated balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	65,121,075	1,420,165	3,056,638	1,636,472	74,909,679	2,391,884	3,617,882	1,225,998
Domestic equity securities	4,271,923	2,720,728	2,745,235	24,506	4,613,704	2,914,100	2,960,076	45,975
Domestic bonds	29,751,905	(120,020)	22,256	142,277	40,433,641	(61,811)	87,345	149,157
Government bonds	23,518,832	(86,365)	9,112	95,477	31,411,854	(55,402)	64,264	119,666
Municipal bonds	2,759,940	(13,808)	2,062	15,871	4,146,145	(8,315)	6,671	14,987
Short-term corporate bonds	—	—	—	—	1,010,637	29	48	18
Corporate bonds	3,473,132	(19,846)	11,081	30,928	3,865,004	1,876	16,361	14,485
Other	31,097,247	(1,180,541)	289,146	1,469,688	29,862,332	(460,404)	570,460	1,030,865
Foreign equity securities	408,377	(65,604)	23,090	88,695	218,599	27,791	49,635	21,844
Foreign bonds	21,710,161	(1,116,208)	61,205	1,177,413	22,030,527	(852,866)	76,676	929,542
Other	8,978,707	1,271	204,850	203,579	7,613,205	364,670	444,148	79,478

Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2023				As of March 31, 2022
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	21,506,334	14,905,051	5,983,826	2,408,704	22,545,812	9,629,952	6,249,021	3,992,239
Government bonds	20,839,280	11,024,384	4,063,028	1,106,111	21,026,975	6,019,462	3,549,886	2,563,559
Municipal bonds	294,616	2,076,089	1,534,060	—	154,954	2,033,951	2,132,310	—
Short-term corporate bonds	—	—	—	—	1,010,637	—	—	—
Corporate bonds	372,438	1,804,578	386,737	1,302,593	353,245	1,576,538	566,824	1,428,679
Other	4,584,824	12,566,123	6,311,613	10,762,201	3,864,253	6,519,765	7,914,092	10,070,686
Foreign equity securities	6,690	27,734	—	—	8,664	23,807	—	—
Foreign bonds	3,759,532	9,126,577	4,383,117	8,354,116	2,566,945	5,181,663	6,068,331	8,448,239
Other	818,601	3,411,810	1,928,496	2,408,084	1,288,643	1,314,294	1,845,760	1,622,446
Total	26,091,159	27,471,175	12,295,440	13,170,906	26,410,066	16,149,717	14,163,113	14,062,925

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, securitized products in “Monetary claims bought” and others in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2023				As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	19,047,385	(78,497)	49,199	127,696	2,728,406	297	15,131	14,833
Stocks of subsidiaries and affiliates	610,147	482,330	482,914	584	625,594	535,950	537,751	1,800

	(in millions of yen)
	As of March 31, 2023				As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	50,631,570	1,276,158	2,374,166	1,098,007	55,874,928	1,904,848	2,746,330	841,482
Domestic equity securities	3,566,081	2,212,225	2,232,823	20,598	3,855,125	2,380,640	2,418,512	37,872
Domestic bonds	28,013,980	(79,159)	21,133	100,292	37,547,364	(42,152)	85,177	127,330
Other	19,051,508	(856,907)	120,209	977,117	14,472,439	(433,638)	242,640	676,279
Foreign equity securities	367,745	(73,953)	15,072	89,026	165,955	18,877	40,706	21,829
Foreign bonds	12,565,104	(672,998)	48,517	721,516	9,852,226	(581,375)	5,121	586,497
Other	6,118,658	(109,954)	56,619	166,573	4,454,257	128,859	196,812	67,953
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2023				As of March 31, 2022
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	21,479,460	14,127,226	5,612,956	1,846,349	21,487,517	9,420,731	5,355,684	3,266,814
Government bonds	20,827,187	10,418,215	3,819,123	670,500	20,987,225	5,953,200	2,828,608	1,960,988
Municipal bonds	292,101	2,002,924	1,413,467	—	154,954	1,980,386	1,987,686	—
Short-term corporate bonds	—	—	—	—	—	—	—	—
Corporate bonds	360,171	1,706,086	380,365	1,175,849	345,337	1,487,145	539,389	1,305,825
Other	2,668,272	9,065,937	2,182,686	7,468,702	2,832,704	2,237,751	3,226,076	5,019,375
Foreign equity securities	6,690	27,734	—	—	—	12,204	—	—
Foreign bonds	2,180,275	5,989,003	1,525,102	6,370,025	1,663,915	1,324,385	2,529,851	4,568,726
Other	481,305	3,049,198	657,584	1,098,677	1,168,788	901,161	696,224	450,648
Total	24,147,732	23,193,164	7,795,642	9,315,052	24,320,221	11,658,483	8,581,760	8,286,190

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

The tables include securitized products in “Monetary claims bought” in addition to “Securities”.

Fair Value Information on Securities

	(in millions of yen)
	As of March 31, 2023				As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Debt securities being held to maturity	2,472,695	(55,428)	38	55,466	1,770,646	10,587	10,653	66
Stocks of subsidiaries and affiliates	11,636	(758)	—	758	68,203	4,512	4,722	210

	(in millions of yen)
	As of March 31, 2023				As of March 31, 2022
	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses	Amount on balance sheet	Unrealized gains (losses)	Gains	Losses
Available-for-sale securities	10,871,284	208,580	626,109	417,529	12,685,391	471,160	758,386	287,225
Domestic equity securities	745,387	467,925	472,431	4,506	790,399	477,909	488,348	10,439
Domestic bonds	1,705,587	(40,984)	1,114	42,098	2,852,749	(19,783)	2,166	21,950
Other	8,420,308	(218,360)	152,563	370,923	9,042,242	13,035	267,870	254,835
Foreign equity securities	81	63	63	—	63	46	46	—
Foreign bonds	6,367,896	(334,590)	9,436	344,026	6,631,313	(211,307)	32,230	243,537
Other	2,052,330	116,165	143,062	26,897	2,410,865	224,295	235,593	11,298
Redemption schedule of Available-for-sale securities with maturities and debt securities being held to maturity
	(in millions of yen)
	As of March 31, 2023				As of March 31, 2022
	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years	within 1 year	1 year to 5 years	5 years to 10 years	over 10 years
Domestic bonds	14,781	759,692	368,758	562,355	1,032,852	203,174	891,297	725,424
Government bonds	—	588,036	243,905	435,611	14,307	60,216	721,277	602,570
Municipal bonds	2,515	73,164	120,593	—	—	53,565	144,623	—
Short-term corporate bonds	—	—	—	—	1,010,637	—	—	—
Corporate bonds	12,266	98,491	4,260	126,743	7,908	89,392	25,396	122,854
Other	1,039,868	1,450,370	3,517,807	3,293,498	305,151	2,114,693	3,214,312	3,112,766
Foreign equity securities	—	—	—	—	—	—	—	—
Foreign bonds	1,006,548	1,268,451	3,424,962	3,140,629	304,884	1,934,510	3,145,175	3,017,388
Other	33,320	181,918	92,844	152,868	266	180,182	69,136	95,378
Total	1,054,649	2,210,062	3,886,565	3,855,853	1,338,004	2,317,867	4,105,610	3,838,191

Mitsubishi UFJ Financial Group, Inc.

5. ROE

MUFG Consolidated

	(%)
	For the fiscal year ended March 31, 2023 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2022 (B)
ROE	7.03	(0.75)	7.79

Note:

ROE is computed as follows:

Profits attributable to owners of parent	× 100

{(Total shareholders’ equity at the beginning of the period + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period + Foreign currency translation adjustments at the end of the period)} / 2

Mitsubishi UFJ Financial Group, Inc.

6. Risk-Adjusted Capital Ratio

MUFG Consolidated	(in billions of yen)
	As of March 31, 2023 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)	As of September 30, 2022
(1) Total capital ratio (4)/(7)	13.91%	(0.38)%	14.29%	13.04%
(2) Tier 1 capital ratio (5)/(7)	12.04%	(0.34)%	12.38%	11.15%
(3) Common Equity Tier 1 capital ratio (6)/(7)	10.76%	(0.30)%	11.06%	9.82%
(4) Total capital	17,166.1	(692.5)	17,858.6	17,234.2
(5) Tier 1 capital	14,863.7	(612.5)	15,476.2	14,743.4
(6) Common Equity Tier 1 capital	13,280.8	(543.0)	13,823.9	12,984.2
(7) Risk weighted assets	123,363.3	(1,550.8)	124,914.2	132,159.3
(8) Required Capital (7)×8%	9,869.0	(124.0)	9,993.1	10,572.7

BK Consolidated	(in billions of yen)
	As of March 31, 2023 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)	As of September 30, 2022
(1) Total capital ratio (4)/(7)	12.58%	(0.35)%	12.94%	11.27%
(2) Tier 1 capital ratio (5)/(7)	11.04%	(0.07)%	11.11%	9.67%
(3) Common Equity Tier 1 capital ratio (6)/(7)	9.89%	0.03%	9.86%	8.49%
(4) Total capital	14,207.8	130.9	14,076.8	13,936.3
(5) Tier 1 capital	12,469.2	377.0	12,092.1	11,956.6
(6) Common Equity Tier 1 capital	11,172.1	443.5	10,728.5	10,496.1
(7) Risk weighted assets	112,870.4	4,117.6	108,752.8	123,573.2
(8) Required Capital (7)×8%	9,029.6	329.4	8,700.2	9,885.8

TB Consolidated	(in billions of yen)
	As of March 31, 2023 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)	As of September 30, 2022
(1) Total capital ratio (4)/(7)	20.67%	(0.10)%	20.78%	19.37%
(2) Tier 1 capital ratio (5)/(7)	17.93%	(1.09)%	19.03%	16.86%
(3) Common Equity Tier 1 capital ratio (6)/(7)	16.41%	(0.89)%	17.31%	15.14%
(4) Total capital	2,041.5	72.2	1,969.2	1,928.8
(5) Tier 1 capital	1,770.9	(32.3)	1,803.3	1,679.2
(6) Common Equity Tier 1 capital	1,620.8	(19.5)	1,640.4	1,508.3
(7) Risk weighted assets	9,875.3	399.4	9,475.9	9,957.1
(8) Required Capital (7)×8%	790.0	31.9	758.0	796.5

BK Non-consolidated	(in billions of yen)
	As of March 31, 2023 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)	As of September 30, 2022
(1) Total capital ratio (4)/(7)	10.71%	(1.19)%	11.91%	10.03%
(2) Tier 1 capital ratio (5)/(7)	9.30%	(0.90)%	10.20%	8.59%
(3) Common Equity Tier 1 capital ratio (6)/(7)	8.11%	(0.70)%	8.81%	7.27%
(4) Total capital	11,115.3	(52.2)	11,167.5	10,674.4
(5) Tier 1 capital	9,644.1	78.3	9,565.7	9,134.2
(6) Common Equity Tier 1 capital	8,410.2	148.6	8,261.6	7,738.1
(7) Risk weighted assets	103,687.7	9,958.3	93,729.3	106,322.0
(8) Required Capital (7)×8%	8,295.0	796.6	7,498.3	8,505.7

TB Non-consolidated	(in billions of yen)
	As of March 31, 2023 Preliminary (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)	As of September 30, 2022
(1) Total capital ratio (4)/(7)	19.60%	(0.37)%	19.97%	18.44%
(2) Tier 1 capital ratio (5)/(7)	17.11%	(1.30)%	18.42%	16.19%
(3) Common Equity Tier 1 capital ratio (6)/(7)	15.74%	(1.14)%	16.89%	14.65%
(4) Total capital	2,131.0	8.1	2,122.8	2,039.8
(5) Tier 1 capital	1,861.1	(96.1)	1,957.3	1,790.9
(6) Common Equity Tier 1 capital	1,711.6	(83.1)	1,794.8	1,620.4
(7) Risk weighted assets	10,871.2	245.8	10,625.3	11,056.2
(8) Required Capital (7)×8%	869.6	19.6	850.0	884.5

Note:

Risk-adjusted capital ratio of MUFG is computed in accordance with the Notification of the Financial Services Agency No.20, 2006. Risk-adjusted capital ratio of BK and TB are computed in accordance with the Notification of the Financial Services Agency No.19, 2006.

Mitsubishi UFJ Financial Group, Inc.

7. Loans to Be Disclosed under the Banking Act and the Financial Reconstruction Act (the “FRA”)

MUFG Consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

	(in millions of yen)
	As of March 31, 2023	As of March 31, 2022	Increase (Decrease)
Bankrupt or De facto Bankrupt	198,312	252,148	(53,836)
Doubtful	746,207	799,214	(53,007)
Special Attention	618,892	420,453	198,438
Accruing loans contractually past due 3 months or more	23,679	12,104	11,575
Restructured loans	595,212	408,348	186,863
Subtotal (A)	1,563,411	1,471,816	91,595

Normal(B)	121,766,210	122,326,614	(560,403)
Total loans (C=A+B)	123,329,622	123,798,430	(468,808)

Non-performing loans ratio (A)/(C)	1.26%	1.18%	0.07%

Write-offs	216,625	246,542	(29,916)
(2) Allowance for Credit Losses

	(in millions of yen)
	As of March 31, 2023	Coverage ratio (D)/(A)	As of March 31, 2022	Coverage ratio (D)/(A)	Increase (Decrease)	Coverage ratio (D)/(A)
Allowance for credit losses (D)	1,245,727	79.68%	1,222,162	83.03%	23,564	(3.35)%
General allowance for credit losses	799,536		736,701		62,834
Specific allowance for credit losses	414,026		448,107		(34,081)
Allowance for credit to specific foreign borrowers	32,165		37,353		(5,188)

(3) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area	(in millions of yen)
	As of March 31, 2023	As of March 31, 2022	Increase (Decrease)
Domestic	935,849	866,668	69,181
Overseas	627,561	605,147	22,414
Asia	370,222	302,941	67,280
Indonesia	40,496	40,628	(132)
Singapore	25,067	39,672	(14,604)
Thailand	231,386	164,128	67,258
Other	73,272	58,512	14,760
Americas	102,130	178,132	(76,002)
Europe, Middle East and Other	155,209	124,073	31,135

Total	1,563,411	1,471,816	91,595

Classified by Industry	(in millions of yen)
	As of March 31, 2023	As of March 31, 2022	Increase (Decrease)
Domestic	935,849	866,668	69,181
Manufacturing	355,468	258,373	97,095
Construction	8,467	7,942	524
Wholesale and retail	90,725	128,476	(37,751)
Finance and insurance	8,119	7,546	572
Real estate, goods rental and leasing	36,097	43,774	(7,676)
Services	99,295	134,754	(35,458)
Other industries	77,598	18,285	59,312
Consumer	260,078	267,515	(7,436)
Overseas	627,561	605,147	22,414
Financial institutions	2,601	10,394	(7,792)
Commercial and industrial	502,318	479,990	22,327
Other	122,640	114,762	7,878

Total	1,563,411	1,471,816	91,595

Mitsubishi UFJ Financial Group, Inc.

BK and TB Combined including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

						(in millions of yen)
						As of March 31, 2023		As of March 31, 2022	Increase (Decrease)
Bankrupt or De facto Bankrupt						74,448		105,939	(31,490)
Doubtful						546,567		602,884	(56,316)
Special Attention						464,199		282,145	182,054
Accruing loans contractually past due 3 months or more						17,167		5,601	11,566
Restructured loans						447,032		276,544	170,488
Subtotal (A)						1,085,215		990,968	94,247

Normal (B)						109,665,679		102,429,934	7,235,745
Total loans (C=A+B)						110,750,895		103,420,902	7,329,992

Non-performing loans ratio (A)/(C)						0.97%		0.95%	0.02%

Write-offs						182,181		206,093	(23,912)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2023	Coverage ratio [(D)+(E)]/(A)		As of March 31, 2022		Coverage ratio [(D)+(E)]/(A)		Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	805,937	74.26%		762,202		76.91%		43,734	(2.64)%
Allowance for credit losses (D)	333,135			357,001				(23,865)
Collateral, guarantees, etc. (E)	472,801			405,201				67,600

(3) Coverage Ratio

		(in millions of yen)
Category		Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt		74,448		5,000		69,448			100.00%
		[105,939	]	[11,885	]	[94,053	]		[100.00%]
Doubtful		546,567		224,271		215,061			80.38%
		[602,884	]	[275,683	]	[223,749	]		[82.84%]
Special Attention		464,199		103,864		188,292			62.93%
		[282,145	]	[69,432	]	[87,397	]		[55.58%]
Total		1,085,215		333,135		472,801			74.26%
		[990,968	]	[357,001	]	[405,201	]		[76.91%]

Note: The upper figures are as of March 31, 2023. The lower figures with brackets are as of March 31, 2022.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area						(in millions of yen)
						As of March 31, 2023		As of March 31, 2022	Increase (Decrease)
Domestic						750,949		689,877	61,072
Overseas						334,266		301,091	33,174
Asia						97,915		100,863	(2,948)
Indonesia						—		2,823	(2,823)
Singapore						25,067		39,672	(14,604)
Thailand						—		—	—
Other						72,847		58,368	14,479
Americas						102,130		96,239	5,890
Europe, Middle East and Other						134,220		103,987	30,233

Total						1,085,215		990,968	94,247

Classified by Industry						(in millions of yen)
						As of March 31, 2023		As of March 31, 2022	Increase (Decrease)
Domestic						750,949		689,877	61,072
Manufacturing						354,298		257,609	96,689
Construction						8,326		7,893	432
Wholesale and retail						88,785		127,043	(38,258)
Finance and insurance						8,097		7,524	573
Real estate						22,638		29,981	(7,342)
Goods rental and leasing						13,438		13,772	(334)
Services						99,205		134,708	(35,503)
Other industries						77,283		18,041	59,241
Consumer						78,875		93,301	(14,426)
Overseas						334,266		301,091	33,174
Financial institutions						2,331		—	2,331
Commercial and industrial						325,729		300,913	24,815
Other						6,204		177	6,027

Total						1,085,215		990,968	94,247

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

						(in millions of yen)
						As of March 31, 2023		As of March 31, 2022	Increase (Decrease)
Bankrupt or De facto Bankrupt						74,313		105,796	(31,482)
Doubtful						544,648		601,264	(56,616)
Special Attention						464,199		282,145	182,054
Accruing loans contractually past due 3 months or more						17,167		5,601	11,566
Restructured loans						447,032		276,544	170,488
Subtotal (A)						1,083,162		989,206	93,955

Normal (B)						107,103,161		99,472,730	7,630,430
Total loans (C=A+B)						108,186,323		100,461,936	7,724,386

Non-performing loans ratio (A)/(C)						1.00%		0.98%	0.01%

Write-offs						182,148		206,061	(23,912)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2023	Coverage ratio [(D)+(E)]/(A)		As of March 31, 2022		Coverage ratio [(D)+(E)]/(A)		Increase (Decrease)	Coverage ratio [(D)+(E)]/(A)
Covered amount	803,883	74.21%		760,440		76.87%		43,443	(2.65)%
Allowance for credit losses (D)	333,135			357,001				(23,865)
Collateral, guarantees, etc. (E)	470,747			403,438				67,308

(3) Coverage Ratio

		(in millions of yen)
Category		Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]	Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt		74,313		5,000		69,313		100.00%	100.00%
		[105,796	]	[11,885	]	[93,911	]	[100.00%]	[100.00%]
Doubtful		544,648		224,271		213,141		67.65%	80.31%
		[601,264	]	[275,683	]	[222,129	]	[72.71%]	[82.79%]
Special Attention		464,199		103,864		188,292		37.64%	62.93%
		[282,145	]	[69,432	]	[87,397	]	[35.65%]	[55.58%]
Total		1,083,162		333,135		470,747		54.39%	74.21%
		[989,206	]	[357,001	]	[403,438	]	[60.94%]	[76.87%]

Note: The upper figures are as of March 31, 2023. The lower figures with brackets are as of March 31, 2022.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area						(in millions of yen)
						As of March 31, 2023		As of March 31, 2022	Increase (Decrease)
Domestic						748,895		688,114	60,781
Overseas						334,266		301,091	33,174
Asia						97,915		100,863	(2,948)
Indonesia						—		2,823	(2,823)
Singapore						25,067		39,672	(14,604)
Thailand						—		—	—
Other						72,847		58,368	14,479
Americas						102,130		96,239	5,890
Europe, Middle East and Other						134,220		103,987	30,233

Total						1,083,162		989,206	93,955

Classified by Industry						(in millions of yen)
						As of March 31, 2023		As of March 31, 2022	Increase (Decrease)
Domestic						748,895		688,114	60,781
Manufacturing						354,298		257,609	96,689
Construction						8,326		7,893	432
Wholesale and retail						88,785		127,043	(38,258)
Finance and insurance						8,097		7,524	573
Real estate						22,638		29,971	(7,333)
Goods rental and leasing						13,438		13,772	(334)
Services						99,205		134,708	(35,503)
Other industries						77,283		18,041	59,241
Consumer						76,821		91,548	(14,726)
Overseas						334,266		301,091	33,174
Financial institutions						2,331		—	2,331
Commercial and industrial						325,729		300,913	24,815
Other						6,204		177	6,027

Total						1,083,162		989,206	93,955

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

						(in millions of yen)
						As of March 31, 2023		As of March 31, 2022		Increase (Decrease)
Bankrupt or De facto Bankrupt						134		142		(8)
Doubtful						1,919		1,618		300
Special Attention						—		—		—
Accruing loans contractually past due 3 months or more						—		—		—
Restructured loans						—		—		—
Subtotal (A)						2,053		1,761		292

Normal (B)						2,558,578		2,952,474		(393,896)
Total loans (C=A+B)						2,560,632		2,954,236		(393,603)

Non-performing loans ratio (A)/(C)						0.08%		0.05%		0.03%

Write-offs						32		32		(0)

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

	(in millions of yen)
	As of March 31, 2023	Coverage ratio [(D)+(E)]/(A)		As of March 31, 2022		Coverage ratio [(D)+(E)]/(A)		Increase (Decrease)		Coverage ratio [(D)+(E)]/(A)
Covered amount	2,053	100.00%		1,761		100.00%		292		—
Allowance for credit losses(D)	—			—				—
Collateral, guarantees, etc.(E)	2,053			1,761				292

(3) Coverage Ratio

		(in millions of yen)
Category		Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt		134		—		134		—		100.00%
		[142	]	[—	]	[142	]	[—	]	[100.00%]
Doubtful		1,919		—		1,919		—		100.00%
		[1,618	]	[—	]	[1,618	]	[—	]	[100.00%]
Special Attention		—		—		—		—		—
		[—	]	[—	]	[—	]	[—	]	[— ]
Total		2,053		—		2,053		—		100.00%
		[1,761	]	[—	]	[1,761	]	[—	]	[100.00%]

Note: The upper figures are as of March 31, 2023. The lower figures with brackets are as of March 31, 2022.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Geographic Area						(in millions of yen)
						As of March 31, 2023		As of March 31, 2022		Increase (Decrease)
Domestic						2,053		1,761		292
Overseas						—		—		—
Asia						—		—		—
Indonesia						—		—		—
Singapore						—		—		—
Thailand						—		—		—
Other						—		—		—
Americas						—		—		—
Europe, Middle East and Other						—		—		—

Total						2,053		1,761		292

Classified by Industry						(in millions of yen)
						As of March 31, 2023		As of March 31, 2022		Increase (Decrease)
Domestic						2,053		1,761		292
Manufacturing						—		—		—
Construction						—		—		—
Wholesale and retail						—		—		—
Finance and insurance						—		—		—
Real estate						—		9		(9)
Goods rental and leasing						—		—		—
Services						—		—		—
Other industries						—		—		—
Consumer						2,053		1,751		302
Overseas						—		—		—
Financial institutions						—		—		—
Commercial and industrial						—		—		—
Other						—		—		—

Total						2,053		1,761		292

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Loans to Be Disclosed under the Banking Act and the FRA (after write-offs)

(in millions of yen)
						As of March 31, 2023		As of March 31, 2022		Increase (Decrease)
Bankrupt or De facto Bankrupt						—		—		—
Doubtful						—		1		(1)
Special Attention						—		—		—
Accruing loans contractually past due 3 months or more						—		—		—
Restructured loans						—		—		—
Subtotal (A)						—		1		(1)

Normal(B)						3,939		4,728		(788)
Total loans (C=A+B)						3,939		4,730		(790)

Non-performing loans ratio (A)/(C)						—		0.03%		(0.03)%

Write-offs						—		—		—

(2) Status of Coverage of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

(in millions of yen)
	As of March 31, 2023	Coverage ratio [(D)+(E)]/(A)		As of March 31, 2022		Coverage ratio [(D)+(E)]/(A)		Increase (Decrease)		Coverage ratio [(D)+(E)]/(A)
Covered amount	—	—		1		100.00%		(1)		(100.00)%
Allowance for credit losses(D)	—			—				—
Collateral, guarantees, etc.(E)	—			1				(1)

(3) Coverage Ratio

(in millions of yen)
Category		Loan amount (A)		Allowance for credit losses (D)		Covered by collateral and/ or guarantees (E)		Allowance coverage ratio for unsecured portion (D) / [(A) - (E)]		Coverage ratio [(D)+(E)]/(A)
Bankrupt or De facto Bankrupt		—		—		—		—		—
		[—	]	[—	]	[—	]	[—	]	[— ]
Doubtful		—		—		—		—		—
		[ 1	]	[—	]	[ 1	]	[—	]	[100.00%]
Special Attention		—		—		—		—		—
		[—	]	[—	]	[—	]	[—	]	[— ]
Total		—		—		—		—		—
		[ 1	]	[—	]	[ 1	]	[—	]	[100.00%]

Note: The upper figures are as of March 31, 2023. The lower figures with brackets are as of March 31, 2022.

(4) Classification of Loans to Be Disclosed under the Banking Act and the FRA (excluding Normal Loans)

Classified by Industry						(in millions of yen)
						As of March 31, 2023		As of March 31, 2022		Increase (Decrease)
Domestic						—		1		(1)
Manufacturing						—		—		—
Construction						—		—		—
Wholesale and retail						—		—		—
Finance and insurance						—		—		—
Real estate						—		—		—
Goods rental and leasing						—		—		—
Services						—		—		—
Other industries						—		—		—
Consumer						—		1		(1)

Total						—		1		(1)

Mitsubishi UFJ Financial Group, Inc.

Overview of Self-Assessment, Status of Coverage, and Loans to Be Disclosed under the Banking Act and the FRA

BK and TB Combined

						(in billions of yen)
Self-Assessment					Allowance Coverage ratio for unsecured portion	Loans to Be Disclosed under the Banking Act and the FRA
Category of Borrowers	Classification
	Non- Classification	Classification II	Classification III	Classification IV

Bankrupt Borrowers	[69.4]		[4.0]	[0.9] (*)	100.00%	i) Bankrupt or De facto Bankrupt [74.4]
Substantially Bankrupt Borrowers

Potentially Bankrupt Borrowers	[215.0]		[331.5]		67.65%	ii) Doubtful [546.5]

Borrowers Requiring Caution (Special Attention Borrowers)					37.64%	iii) Special Attention [464.1]
	[464.1]					Accruing loans contractually past due 3 months or more [17.1]
						Restructured loans [447.0]

Borrowers Requiring Caution (Other Borrowers)						iv) Normal [109,661.7]
Normal Borrowers

						Non-Performing Loans

						i) + ii) + iii)
						1,085.2

						Loans to Be Disclosed under the Banking Act and the FRA

						i) + ii) + iii) + iv)
						110,746.9

(*)	“Customers’ liabilities for acceptances and guarantees” in Classification IV are fully reserved.

Mitsubishi UFJ Financial Group, Inc.

8. Progress in Disposition of Problem Assets

BK Non-consolidated

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022 (A)	As of March 31, 2023 (B)	(B) - (A)
Assets newly categorized during fiscal 2019	196,249	107,696	60,536	38,910	(21,625)
Assets newly categorized during fiscal 2020		274,842	182,845	135,476	(47,369)
Assets newly categorized during fiscal 2021			321,978	110,451	(211,527)
Assets newly categorized during fiscal 2022				240,324

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2023
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	8,180
Reconstructive treatment	176,181
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	23,570
Write-offs	7,066
Others	113,424
Collection / Repayment	76,092
Upgrade	37,331

Total	328,423	49,656	278,766

Amount in process for disposition	66,379

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated including Trust Account

“Trust account” represents trust account with contracts indemnifying the principal amounts.

(1) Bankrupt or De facto Bankrupt and Doubtful Assets Based on the “FRA”

	(in millions of yen)
	As of March 31, 2020	As of March 31, 2021	As of March 31, 2022 (A)	As of March 31, 2023 (B)	(B) - (A)
Assets newly categorized during fiscal 2019	841	359	138	124	(13)
Assets newly categorized during fiscal 2020		706	272	124	(148)
Assets newly categorized during fiscal 2021			635	272	(362)
Assets newly categorized during fiscal 2022				986

(2) Progress in Disposition of Problem Assets

	(in millions of yen)
	For the Fiscal Year Ended March 31, 2023
		Bankrupt or De facto Bankrupt	Doubtful
Liquidation	—
Reconstructive treatment	—
Upgrade due to reconstructive treatment	—
Loan sold to secondary market	—
Write-offs	—
Others	879
Collection / Repayment	312
Upgrade	567

Total	879	90	789

Amount in process for disposition	86

Note:

The process for disposition consists of legal liquidation, quasi-legal liquidation, company splits to good companies and bad companies, partial direct write-offs of retail exposure to individuals and small/medium-sized companies, and trusts to The Resolution and Collection Corporation mainly for the purpose of revitalization of companies, which are scheduled to be off-balanced before their maturities.

Mitsubishi UFJ Financial Group, Inc.

9.	Loans Classified by Type of Industry, Domestic Consumer Loans, Domestic Loans to Small/Medium-Sized Companies and Proprietors

BK and TB Combined including Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Domestic offices (excluding loans booked at offshore markets)	69,408,494	249,004	69,159,490
Manufacturing	11,669,407	250,951	11,418,456
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	166,504	(16,756)	183,260
Construction	832,820	105,298	727,522
Utilities	2,521,010	246,172	2,274,838
Communication and information services	1,096,905	(112,575)	1,209,481
Transport and postal activities	2,310,132	10,133	2,299,999
Wholesale and retail	6,496,100	(305,625)	6,801,725
Finance and insurance	9,045,159	115,454	8,929,705
Real estate	10,091,455	788,334	9,303,121
Goods rental and leasing	2,573,496	393,938	2,179,558
Services	2,673,741	(287,764)	2,961,506
Municipal government	1,458,985	61,617	1,397,368
Other industries (including loans to the Japanese government)	18,472,778	(1,000,166)	19,472,945
Overseas offices and loans booked at offshore markets	31,269,232	6,151,162	25,118,069

Total	100,677,726	6,400,167	94,277,559

(2) Domestic Consumer Loans

	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Total domestic consumer loans	15,324,914	(437,841)	15,762,755
Housing loans	14,632,358	(438,645)	15,071,003
Residential purpose	12,902,955	(398,711)	13,301,666
Other	692,556	804	691,752

(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors

	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Outstanding amount	40,318,403	(152,066)	40,470,470
% to total domestic loans	58.08%	(0.42)%	58.51%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Domestic offices (excluding loans booked at offshore markets)	66,663,986	760,944	65,903,041
Manufacturing	11,668,007	250,951	11,417,056
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	166,504	(16,756)	183,260
Construction	832,820	105,298	727,522
Utilities	2,521,010	296,172	2,224,838
Communication and information services	1,083,878	(115,647)	1,199,525
Transport and postal activities	2,295,132	15,133	2,279,999
Wholesale and retail	6,496,100	(305,625)	6,801,725
Finance and insurance	7,725,026	(103,781)	7,828,807
Real estate	10,061,714	760,230	9,301,484
Goods rental and leasing	2,573,496	393,938	2,179,558
Services	2,673,007	(258,433)	2,931,440
Municipal government	1,458,694	61,647	1,397,047
Other industries (including loans to the Japanese government)	17,108,598	(322,182)	17,430,780
Overseas offices and loans booked at offshore markets	30,463,763	5,945,570	24,518,193

Total	97,127,749	6,706,514	90,421,234

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Total domestic consumer loans	14,609,341	(352,951)	14,962,292
Housing loans	13,917,682	(354,162)	14,271,845
Residential purpose	12,188,683	(314,351)	12,503,035
Other	691,658	1,211	690,446
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Outstanding amount	39,131,710	(3,906)	39,135,616
% to total domestic loans	58.69%	(0.68%)	59.38%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Domestic offices (excluding loans booked at offshore markets)	1,466,633	(669,397)	2,136,030
Manufacturing	—	—	—
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	(5,000)	5,000
Communication and information services	13,027	3,071	9,956
Transport and postal activities	—	—	—
Wholesale and retail	—	—	—
Finance and insurance	392,374	28,416	363,958
Real estate	3,591	2,886	705
Goods rental and leasing	—	—	—
Services	734	(29,331)	30,066
Municipal government	—	—	—
Other industries (including loans to the Japanese government)	1,056,905	(669,437)	1,726,343
Overseas offices and loans booked at offshore markets	805,468	205,592	599,876

Total	2,272,102	(463,804)	2,735,906

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Total domestic consumer loans	712,539	(84,440)	796,980
Housing loans	711,642	(84,033)	795,675
Residential purpose	711,251	(83,919)	795,170
Other	897	(407)	1,304
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Outstanding amount	909,665	(159,845)	1,069,511
% to total domestic loans	62.02%	11.95%	50.07%

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated: Trust Accounts

(1) Loans Classified by Type of Industry

	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Domestic offices (excluding loans booked at offshore markets)	1,277,875	157,457	1,120,418
Manufacturing	1,400	—	1,400
Agriculture, forestry, fishery, mining, quarrying of stone and gravel	—	—	—
Construction	—	—	—
Utilities	—	(45,000)	45,000
Communication and information services	—	—	—
Transport and postal activities	15,000	(5,000)	20,000
Wholesale and retail	—	—	—
Finance and insurance	927,759	190,819	736,940
Real estate	26,149	25,217	932
Goods rental and leasing	—	—	—
Services	—	—	—
Municipal government	291	(29)	321
Other industries (including loans to the Japanese government)	307,275	(8,546)	315,822
Overseas offices and loans booked at offshore markets	—	—	—

Total	1,277,875	157,457	1,120,418

(2) Domestic Consumer Loans
	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Total domestic consumer loans	3,033	(449)	3,482
Housing loans	3,033	(448)	3,481
Residential purpose	3,020	(439)	3,460
Other	—	(0)	0
(3) Domestic Loans to Small/Medium-Sized Companies and Proprietors
	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Outstanding amount	277,027	11,684	265,343
% to total domestic loans	21.67%	(2.00)%	23.68%

Mitsubishi UFJ Financial Group, Inc.

10. Overseas Loans

BK Consolidated excl. MUAH, KS, BDI

	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Americas	13,214,802	4,006,473	9,208,328
United States*	11,245,550	3,888,344	7,357,205
Canada	770,191	8,472	761,719
Brazil	447,316	7,221	440,095
Mexico	308,760	9,393	299,366
Others	442,983	93,041	349,941
Asia/Oceania	11,217,745	(62,099)	11,279,844
Hong Kong	2,053,836	(55,698)	2,109,534
China	1,603,570	(284,294)	1,887,865
Australia	1,530,014	248,740	1,281,274
Singapore	1,410,819	(263,673)	1,674,493
India	959,521	172,314	787,206
Indonesia	801,047	65,966	735,081
Malaysia	758,388	126,276	632,112
Taiwan	554,973	(193,842)	748,815
Korea	512,817	166,404	346,412
New Zealand	377,691	18,833	358,858
Viet Nam	265,554	(36,070)	301,625
Others	389,510	(27,054)	416,564
EMEA	9,162,946	1,516,253	7,646,693
United Kingdom	2,294,561	209,250	2,085,310
Netherlands	986,691	173,047	813,643
Germany	816,444	229,052	587,392
France	609,009	219,933	389,076
Luxembourg	593,447	184,542	408,904
Ireland	308,921	43,885	265,035
Saudi Arabia	280,929	(141,847)	422,776
United Arab Emirates	229,333	58,814	170,518
Turkey	216,978	22,675	194,303
Switzerland	202,313	(85,376)	287,690
Italy	197,364	35,960	161,403
Spain	176,389	86,394	89,994
Belgium	152,556	(6,618)	159,175
Qatar	141,553	4,886	136,666
Russia	141,212	(15,851)	157,063
Mauritius	117,595	48,745	68,849
Oman	92,714	4,558	88,155
Others	1,604,928	444,198	1,160,730

Total	33,595,494	5,460,627	28,134,866

MUAH, KS and BDI have the following loan balances in the consolidated financial statements.

	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
MUAH*	13,864	(9,088,761)	9,102,626
KS	5,677,812	761,849	4,915,963
BDI	1,081,848	163,125	918,722

Note:

* “United States” includes loans transferred from MUAH to the Bank’s overseas branch prior to the sale of the shares in MUB.

Mitsubishi UFJ Financial Group, Inc.

11. Loans and Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Deposits (ending balance)	203,348,641	9,099,360	194,249,280
Deposits (average balance)	200,346,332	4,805,981	195,540,350
Loans (ending balance)	99,399,851	6,242,710	93,157,141
Loans (average balance)	99,744,310	7,863,314	91,880,995

BK Non-consolidated
	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Deposits (ending balance)	192,272,289	8,915,412	183,356,877
Deposits (average balance)	189,034,788	4,436,235	184,598,552
Loans (ending balance)	97,127,749	6,706,514	90,421,234
Loans (average balance)	97,137,135	8,098,660	89,038,475

TB Non-consolidated
	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Deposits (ending balance)	11,076,351	183,948	10,892,403
Deposits (average balance)	11,311,544	369,746	10,941,798
Loans (ending balance)	2,272,102	(463,804)	2,735,906
Loans (average balance)	2,607,174	(235,346)	2,842,520

Mitsubishi UFJ Financial Group, Inc.

12. Domestic Deposits

BK and TB Combined

	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Individuals	90,854,622	2,585,732	88,268,890
Corporations and others	82,145,562	2,132,214	80,013,348
Domestic deposits	173,000,185	4,717,946	168,282,238

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

BK Non-consolidated
	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Individuals	84,718,547	2,665,367	82,053,180
Corporations and others	78,808,847	1,927,609	76,881,238
Domestic deposits	163,527,394	4,592,976	158,934,418

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

TB Non-consolidated
	(in millions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Individuals	6,136,075	(79,634)	6,215,710
Corporations and others	3,336,714	204,604	3,132,109
Domestic deposits	9,472,790	124,970	9,347,819

Note: Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

13. Status of Deferred Tax Assets

BK Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Deferred tax assets	1,056.5	365.3	691.1
Allowance for credit losses	246.5	(5.3)	251.8
Write-down on investment securities	366.0	(14.4)	380.5
Unrealized losses on Available-for-sale securities	157.4	133.2	24.1
Reserve for retirement benefits	81.9	(4.5)	86.4
Reserve for contingent losses	21.8	(4.9)	26.8
Depreciation and Impairment losses	83.5	3.9	79.5
Devaluation on land upon merger	21.5	(1.5)	23.0
Net deferred losses on hedging instruments	214.0	155.4	58.5
Other	258.3	92.8	165.5
Valuation allowance	(394.7)	10.6	(405.3)
Deferred tax liabilities	657.9	3.9	653.9
Unrealized gains on Available-for-sale securities	444.8	(43.2)	488.1
Revaluation gains on securities upon merger	47.1	(2.1)	49.3
Gains on securities contributed to employees’ retirement benefits trust	45.1	(0.0)	45.2
Other	120.7	49.4	71.2
Net deferred tax assets	398.6	361.3	37.2

(2) Net operating profits before provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2017	FY2018	FY2019	FY2020	FY2021	FY2022
Net operating profits before provision for general allowance for credit losses	554.3	388.4	395.2	388.0	374.4	690.4
Total credit costs	56.0	128.5	11.8	(223.3)	(234.0)	(98.5)
Income before income taxes	580.0	767.2	(535.9)	205.5	286.1	1,239.5
Reconciliation to taxable income	(156.0)	(500.2)	844.6	98.5	343.3	(390.1)
Taxable income	424.0	267.0	308.7	304.1	629.5	849.4

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Tax Effects of the Items Comprising Net Deferred Tax Assets

	(in billions of yen)
	As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Deferred tax assets	65.4	7.9	57.5
Gains on securities related to employees’ retirement benefits trust	36.2	1.6	34.5
Group tax sharing transactions	10.8	2.9	7.8
Depreciation and Impairment losses	9.6	(0.6)	10.3
Write-down on investment securities	8.3	(0.8)	9.2
Reserve for contingent losses	3.0	(1.2)	4.2
Other	21.9	4.1	17.8
Valuation allowance	(24.6)	1.9	(26.5)
Deferred tax liabilities	209.6	(48.7)	258.3
Reserve for retirement benefits	103.6	11.6	91.9
Unrealized gains on Available-for-sale securities	53.8	(82.3)	136.2
Net deferred gains on hedging instruments	38.7	20.1	18.5
Other	13.3	1.7	11.5
Net deferred tax assets	(144.1)	56.6	(200.8)

(2) Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses and Taxable Income

	(in billions of yen)
	FY2017	FY2018	FY2019	FY2020	FY2021	FY2022
Net operating profits before credit costs for trust accounts and provision for general allowance for credit losses	162.1	144.5	142.3	132.3	176.4	109.1
Total credit costs	23.4	1.3	0.8	0.0	0.1	(0.2)
Income before income taxes	249.7	127.9	148.6	129.4	210.6	165.7
Reconciliation to taxable income	(69.5)	(79.2)	(39.3)	(26.5)	(37.4)	(51.8)
Taxable income	180.2	48.7	109.3	102.9	173.1	113.9

(3) Classification Based on Prior Year Operating Results as Provided in the ASBJ Guidance No.26

We are classified as “2” because we are considered to be a company showing stable financial performance.

Mitsubishi UFJ Financial Group, Inc.

14. Retirement Benefits

MUFG Consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2023 (A)	Increase (Decrease) (A) -(B)	As of March 31, 2022 (B)
Projected benefit obligation (reserve type)	(A)	1,686,716	(595,419)	2,282,135
Projected benefit obligation (non-reserve type)	(B)	84,488	1,282	83,206
Fair value of plan assets	(C)	3,010,195	(643,399)	3,653,594
Net amount recorded on the Consolidated Balance Sheet	(A) + (B) - (C)	(1,238,989)	49,262	(1,288,252)
Net defined benefit liability		86,445	90	86,355
Net defined benefit asset		(1,325,434)	49,172	(1,374,607)

“Projected benefit obligation (reserve type)” and “Fairvalue of plan assets” respectively reflect ¥322,516 million of decrease due to the pension buyout tracsaction.

(2) Net periodic cost of retirement benefits

	(in millions of yen)
	For the fiscal year ended March 31, 2023 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2022 (B)
Net periodic cost of retirement benefits regarding defined benefit pension plans	10,161	51,627	(41,466)
Service cost	60,149	(1,941)	62,090
Interest cost	35,683	11,143	24,540
Expected return on plan assets	(131,898)	(11,418)	(120,479)
Amortization of unrecognized prior service cost	(2,924)	(202)	(2,722)
Amortization of unrecognized net actuarial loss	(44,688)	(23,823)	(20,864)
Losses on pension buyout	78,111	78,111	—
Other	15,728	(278)	16,006

(3) Assumptions used in calculation of projected benefit obligation

As of March 31, 2023
Discount rates	Domestic consolidated subsidiaries	0.06%~ 1.14%
	Overseas consolidated subsidiaries	1.14%~10.63%
Expected return	Domestic consolidated subsidiaries	1.50%~ 3.70%
	Overseas consolidated subsidiaries	1.50%~10.63%

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Projected benefit obligation	(A)	1,275,869	(70,016)	1,345,885
Discount rates		(1.1% ~ 1.4%)		(0.7% ~ 0.9%)
Fair value of plan assets	(B)	2,095,176	(10,200)	2,105,376
Prepaid pension cost	(C)	645,769	176,330	469,438
Reserve for retirement benefits	(D)	14,444	7,353	7,091
Total amount unrecognized	(A) - (B) + (C) - (D)	(187,983)	109,161	(297,145)
Unrecognized net actuarial loss		(187,634)	109,310	(296,945)
Unrecognized prior service cost		(348)	(148)	(199)

(2) Net periodic cost

		(in millions of yen)
		For the fiscal year ended March 31, 2023 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2022 (B)
Net periodic cost of retirement benefits		33,998	64,456	(30,458)
Service cost		30,910	(152)	31,062
Interest cost		18,769	7,469	11,300
Expected return on plan assets		(64,982)	(9,925)	(55,056)
Amortization of unrecognized prior service cost		(428)	(266)	(162)
Amortization of unrecognized net actuarial loss		(49,822)	(13,549)	(36,273)
Losses on pension buyout		78,111	78,111	—
Other		21,438	2,768	18,670

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Benefit obligation

		(in millions of yen)
		As of March 31, 2023 (A)	Increase (Decrease) (A) - (B)	As of March 31, 2022 (B)
Projected benefit obligation	(A)	297,544	(22,793)	320,338
Discount rates		(1% ~ 1.3%)		(0.6% ~ 0.9%)
Fair value of plan assets	(B)	754,626	2,256	752,369
Prepaid pension cost	(C)	457,432	37,990	419,442
Reserve for retirement benefits	(D)	—	(33)	33
Total amount unrecognized	(A) - (B) + (C) - (D)	350	12,972	(12,622)
Unrecognized net actuarial loss		(986)	13,194	(14,181)
Unrecognized prior service cost		1,337	(221)	1,558
(2) Net periodic cost
		(in millions of yen)
		For the fiscal year ended March 31, 2023 (A)	Increase (Decrease) (A) - (B)	For the fiscal year ended March 31, 2022 (B)
Net periodic cost of retirement benefits		(20,760)	(1,236)	(19,524)
Service cost		5,604	(556)	6,161
Interest cost		2,682	519	2,162
Expected return on plan assets		(28,103)	(446)	(27,657)
Amortization of unrecognized prior service cost		221	(2)	223
Amortization of unrecognized net actuarial loss		(1,622)	(560)	(1,062)
Other		457	(189)	647

Mitsubishi UFJ Financial Group, Inc.

(Reference)

1. Financial Statements

BK Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2022	As of March 31, 2023
Assets:
Cash and due from banks	87,398,956	90,898,274
Call loans	1,011,623	750,795
Receivables under resale agreements	732,237	1,326,697
Monetary claims bought	3,765,016	4,326,066
Trading assets	4,935,769	6,306,376
Money held in trust	52,379	45,161
Securities	61,212,185	72,253,876
Loans and bills discounted	90,421,234	97,127,749
Foreign exchanges	1,813,205	1,726,923
Other assets	7,527,866	8,923,802
Tangible fixed assets	719,349	699,817
Intangible fixed assets	365,782	454,137
Prepaid pension costs	469,438	645,769
Deferred tax assets	37,243	398,626
Customers’ liabilities for acceptances and guarantees	7,826,011	8,661,518
Allowance for credit losses	(650,033)	(641,107)

Total assets	267,638,266	293,904,485

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2022	As of March 31, 2023
Liabilities:
Deposits	183,356,877	192,272,289
Negotiable certificates of deposit	7,575,964	8,792,227
Call money	287,401	23,449
Payables under repurchase agreements	9,752,120	25,271,176
Payables under securities lending transactions	—	181,473
Commercial papers	1,321,859	1,834,968
Trading liabilities	2,645,871	2,835,605
Borrowed money	36,532,121	33,356,232
Foreign exchanges	2,577,305	2,779,176
Bonds payable	1,355,232	1,284,731
Other liabilities	5,296,077	7,564,963
Reserve for bonuses	30,459	71,830
Reserve for bonuses to directors	153	148
Reserve for stocks payment	3,749	3,705
Reserve for retirement benefits	7,091	14,444
Reserve for loyalty award credits	1,166	1,174
Reserve for contingent losses	87,530	71,357
Deferred tax liabilities for land revaluation	90,620	85,736
Acceptances and guarantees	7,826,011	8,661,518

Total liabilities	258,747,613	285,106,212

Net assets:
Capital stock	1,711,958	1,711,958
Capital surplus	3,878,275	3,878,275
Capital reserve	1,711,958	1,711,958
Other capital surplus	2,166,317	2,166,317
Retained earnings	2,616,656	3,306,434
Revenue reserve	190,044	190,044
Other retained earnings	2,426,611	3,116,389
Funds for retirement benefits	2,432	2,432
Reserve for investment promotion taxation	—	260
Other reserve	718,196	718,196
Earned surplus brought forward	1,705,982	2,395,500
Treasury stock	(645,700)	(645,700)

Total shareholders’ equity	7,561,189	8,250,967

Net unrealized gains (losses) on available-for-sale securities	1,280,620	854,922
Net deferred gains (losses) on hedging instruments	(130,402)	(476,124)
Land revaluation excess	179,246	168,507

Total valuation and translation adjustments	1,329,464	547,305

Total net assets	8,890,653	8,798,272

Total liabilities and net assets	267,638,266	293,904,485

Mitsubishi UFJ Financial Group, Inc.

BK Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Ordinary income	2,557,193	4,799,567
Interest income	1,312,883	3,202,838
Interest on loans and bills discounted	812,651	1,826,196
Interest and dividends on securities	330,888	834,551
Fees and commissions	583,518	681,922
Trading income	51,887	80,369
Other operating income	257,799	494,359
Other ordinary income	351,104	340,078
Ordinary expenses	2,150,136	3,895,822
Interest expenses	327,917	1,701,450
Interest on deposits	80,546	745,390
Fees and commissions	154,336	162,966
Trading expenses	2,641	1,607
Other operating expenses	211,463	664,590
General and administrative expenses	1,124,878	1,174,267
Other ordinary expenses	328,899	190,940

Ordinary profits	407,057	903,744

Extraordinary gains	24,639	437,287
Extraordinary losses	145,497	101,436

Income before income taxes	286,198	1,239,594

Income taxes - current	202,647	298,231
Refund of income taxes	(11,718)	(43,483)
Income taxes - deferred	(93,074)	(30,607)

Total taxes	97,854	224,140

Net income	188,344	1,015,454

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(1) Non-consolidated Balance Sheets (selected items)

(in millions of yen)	As of March 31, 2022	As of March 31, 2023
Assets:
Cash and due from banks	13,249,884	13,673,282
Call loans	447,474	230,000
Receivables under resale agreements	93,704	77,370
Receivables under securities borrowing transactions	253,065	106,180
Monetary claims bought	69,335	124,086
Trading assets	70,093	78,114
Money held in trust	160,333	157,275
Securities	15,295,690	14,117,360
Loans and bills discounted	2,735,906	2,272,102
Foreign exchanges	201,309	248,948
Other assets	2,166,137	1,352,617
Tangible fixed assets	126,011	125,644
Intangible fixed assets	86,486	91,894
Prepaid pension costs	419,442	457,432
Customers’ liabilities for acceptances and guarantees	15,756	36,751
Allowance for credit losses	(998)	(1,045)

Total assets	35,389,633	33,148,018

Mitsubishi UFJ Financial Group, Inc.

(in millions of yen)	As of March 31, 2022	As of March 31, 2023
Liabilities:
Deposits	10,892,403	11,076,351
Negotiable certificates of deposit	2,999,695	4,675,417
Call money	509,212	5,165
Payables under repurchase agreements	6,068,561	5,281,893
Payables under securities lending transactions	2,415	4,041
Commercial papers	706,848	368,100
Trading liabilities	124,191	189,453
Borrowed money	2,903,628	1,679,724
Foreign exchanges	366,916	378,171
Short-term bonds payable	289,999	120,999
Bonds payable	110,000	30,000
Due to trust accounts	6,875,205	6,207,882
Other liabilities	1,130,301	846,818
Reserve for bonuses	5,004	5,163
Reserve for bonuses to directors	93	98
Reserve for stocks payment	2,677	2,855
Reserve for retirement benefits	33	—
Reserve for contingent losses	13,944	9,820
Deferred tax liabilities	200,818	144,164
Deferred tax liabilities for land revaluation	3,794	3,789
Acceptances and guarantees	15,756	36,751

Total liabilities	33,221,500	31,066,664

Net assets:
Capital stock	324,279	324,279
Capital surplus	455,970	455,970
Capital reserve	250,619	250,619
Other capital surplus	205,351	205,351
Retained earnings	1,315,188	1,368,530
Revenue reserve	73,714	73,714
Other retained earnings	1,241,474	1,294,816
Funds for retirement benefits	710	710
Reserve for investment promotion taxation	—	227
Other reserve	138,495	138,495
Earned surplus brought forward	1,102,269	1,155,383
Treasury stock	(299,999)	(299,999)

Total shareholders’ equity	1,795,438	1,848,780

Net unrealized gains (losses) on available-for-sale securities	330,727	144,937
Net deferred gains (losses) on hedging instruments	42,138	87,817
Land revaluation excess	(171)	(182)

Total valuation and translation adjustments	372,694	232,573

Total net assets	2,168,132	2,081,353

Total liabilities and net assets	35,389,633	33,148,018

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(2) Non-consolidated Statements of Income (selected items)

(in millions of yen)	For the fiscal year ended March 31, 2022	For the fiscal year ended March 31, 2023
Ordinary income	607,961	1,167,912
Trust fees	116,631	111,924
Interest income	208,923	761,508
Interest on loans and bills discounted	18,382	34,139
Interest and dividends on securities	179,844	627,380
Fees and commissions	160,097	154,590
Trading income	80	45
Other operating income	59,991	66,866
Other ordinary income	62,237	72,976
Ordinary expenses	392,349	996,773
Interest expenses	36,268	390,707
Interest on deposits	3,626	44,937
Fees and commissions	49,285	48,985
Trading expenses	24,899	22,207
Other operating expenses	69,052	326,663
General and administrative expenses	189,761	196,504
Other ordinary expenses	23,082	11,704

Ordinary profits	215,611	171,138

Extraordinary gains	2,030	764
Extraordinary losses	7,035	6,113

Income before income taxes	210,606	165,790

Income taxes - current	50,141	35,838
Income taxes - deferred	580	5,406

Total taxes	50,721	41,244

Net income	159,884	124,545

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(3) Statements of Trust Assets and Liabilities

Including trust assets under service-shared co-trusteeship

(in millions of yen)	As of March 31, 2022	As of March 31, 2023
Assets:
Loans and bills discounted	1,120,418	1,277,875
Securities	67,663,477	70,547,100
Beneficiary rights to the trust	108,857,810	118,934,755
Securities held in custody accounts	3,230,600	2,933,178
Monetary claims	40,409,077	32,819,251
Tangible fixed assets	19,066,909	20,879,125
Intangible fixed assets	147,570	165,299
Other claims	2,520,092	3,189,442
Call loans	1,292,609	3,673,857
Due from banking account	11,862,710	10,620,708
Cash and due from banks	5,124,019	6,927,037

Total	261,295,295	271,967,632

Liabilities:
Money trusts	29,852,422	33,565,350
Pension trusts	12,339,538	12,233,123
Property formation benefit trusts	6,532	6,273
Investment trusts	112,937,424	122,338,610
Money entrusted other than money trusts	5,820,407	6,153,057
Securities trusts	5,795,848	5,361,672
Monetary claim trusts	36,599,637	28,813,961
Equipment trusts	138,279	166,695
Land and fixtures trusts	18,522	18,626
Composite trusts	57,786,682	63,310,260

Total	261,295,295	271,967,632

Note:	1.	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.
	2.	Trust assets and liabilities under a declaration of trust excluded from above table are 485,019 millions of yen as of March 31, 2022 and 280,332 millions of yen as of March 31, 2023.

Detailed information for “Money trust” with contracts indemnifying the principal amounts

(including trusts for which beneficiary interests are re-entrusted)

(in millions of yen)	As of March 31, 2022	As of March 31, 2023
Assets:
Loans and bills discounted	4,730	3,939
Other	7,059,590	6,405,078

Total	7,064,320	6,409,018

Liabilities:
Principal	7,064,123	6,408,838
Allowance for bad debts	14	11
Other	182	168

Total	7,064,320	6,409,018

Mitsubishi UFJ Financial Group, Inc.

TB Non-consolidated

(4) Major Items

(in millions of yen)	As of March 31, 2022	As of March 31, 2023
Total funds	56,090,592	61,556,516

Deposits	10,892,403	11,076,351
Negotiable certificates of deposit	2,999,695	4,675,417
Money trusts	29,852,422	33,565,350
Pension trusts	12,339,538	12,233,123
Property formation benefit trusts	6,532	6,273

Loans and bills discounted	3,856,324	3,549,977

Banking account	2,735,906	2,272,102
Trust account	1,120,418	1,277,875

Investment securities	82,959,167	84,664,460

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between TB and The Master Trust Bank of Japan, Ltd.